Exhibit 99.1

Gerdau S.A. and Subsidiaries

Financial Statements at December 31, 2006 and 2005 and Report of Independent Auditors

(A free translation of the original in Portuguese)

Report of Independent Auditors

To the Board of Directors and Stockholders
Gerdau S.A.

1                                         We have audited the accompanying balance sheets of Gerdau S.A. and the consolidated balance sheets of Gerdau S.A. and its subsidiaries as of December 31, 2006 and 2005, and the related statements of income, of changes in stockholders’ equity and of changes in financial position of Gerdau S.A., as well as the related consolidated statements of income and of changes in financial position, for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements. The audits of the financial statements of the jointly-owned indirect subsidiaries Gallatin Steel Company and Aços Villares S.A. at December 31, 2006 (2005 - indirect subsidiaries Diaco S.A. and its subsidiaries and Siderúrgica del Pacífico S.A. and the jointly-owned indirect subsidiary Gallatin Steel Company) were conducted by other independent auditors and our report, insofar as it relates to the income derived from these companies, equivalent to 6.87% of the profit before taxes of Gerdau S.A. and 8.63% of the profit before taxes and minority interest of Gerdau S.A. and its subsidiaries for the year ended December 31, 2006 (2005 - 4.48% and 5.55%, respectively), and to the consolidated assets as of that date equivalent to 4.34% (2005 - 4.99%) of the total consolidated assets, is based solely on the reports of these other auditors.

2                                         We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the companies, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting practices used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3                                         In our opinion, based on our audits and on the reports of the other auditors, the financial statements audited by us present fairly, in all material respects, the financial position of Gerdau S.A. and of Gerdau S.A. and its subsidiaries at December 31, 2006 and 2005, and the results of operations, the changes in stockholders’ equity and the changes in financial position of Gerdau S.A., as well as the consolidated results of operations and of changes in financial position, for the years then ended, in accordance with accounting practices adopted in Brazil.

4                                         Our audits were conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The statement of cash flows is presented for purposes of additional analysis and is not a required part of the basic financial statements. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, based on our audits and on the reports of the other auditors, is fairly presented in all material respects in relation to the financial statements taken as a whole.

Porto Alegre, February 26, 2007

/s/Pricewaterhouse Coopers
PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 “F” RJ

/s/Carlos Alberto de Sousa
Carlos Alberto de Sousa
Contador CRC 1RJ056561/O-0

GERDAU S.A. AND SUBSIDIARIES

BALANCE SHEET AT DECEMBER 31
(In thousands of Brazilian reais)

ASSETS

		Company		Consolidated
		2006	2005	2006	2005

CURRENT ASSETS
Cash	Note 5	172	243	703,233	1,185,495
Marketable securities	Note 5	759,149	1,275,722	5,263,590	4,279,199
Trade accounts receivable	Note 6	—	—	2,504,993	2,059,806
Inventories	Note 7	—	—	4,645,052	4,018,629
Tax credits	Note 8	93,375	39,449	515,782	199,764
Deferred income tax and social contribution on net income	Note 9	—	—	145,917	151,678
Dividends receivable	Note 10	231,425	188,033	—	—
Advance payments		25,200	31,378	90,481	92,828
Other accounts receivable		249	975	184,609	141,779
		1,109,570	1,535,800	14,053,657	12,129,178
NON-CURRENT ASSETS
Long-term receivables
Related parties	Note 21	168,985	—	—	302
Tax credits	Note 8	30,971	81,783	355,074	242,792
Deferred income tax and social contribution on net income	Note 9	27,980	33,878	634,056	442,076
Advance payments		—	—	74,842	34,051
Judicial deposits		15,070	29,151	51,846	42,674
Deposit for future investment in subsidiary		—	—	31,845	34,703
Other accounts receivable		23,604	9,945	89,940	86,200
		266,610	154,757	1,237,603	882,798
Permanent assets
Investments	Note 10	10,877,103	8,943,730	363,873	112,668
Fixed assets	Note 11	383	—	11,183,651	8,693,501
Intangible assets	Note 12	—	—	30,246	—
Deferred charges	Note 13	—	—	60,513	61,041
		10,877,486	8,943,730	11,638,283	8,867,210

		11,144,096	9,098,487	12,875,886	9,750,008
Total assets		12,253,666	10,634,287	26,929,543	21,879,186

The accompanying notes are an integral part of these financial statements.

BALANCE SHEET AT DECEMBER 31

(In thousands of Brazilian reais)

LIABILITIES AND SHAREHOLDERS’ EQUITY

		Company		Consolidated
		2006	2005	2006	2005
CURRENT LIABILITIES
Suppliers		1,505	501	2,060,250	1,675,464
Loans	Note 14	7,030	7,270	1,959,650	1,327,248
Debentures	Note 15	—	—	1,173	2,719
Taxes and contributions payable	Note 18	13,463	1,397	420,328	306,067
Related parties	Note 21	—	101,371	1,018	—
Deferred income tax and social contribution on net income	Note 9	—	—	86,673	86,879
Dividends payable	Note 24	231,881	186,137	259,454	208,774
Salaries payable		233	1,017	352,819	268,898
Other accounts payable		8,861	6,683	355,329	313,059
		262,973	304,376	5,496,694	4,189,108
NON-CURRENT LIABILITIES
Loans	Note 14	1,282,800	1,404,420	6,347,033	5,352,420
Debentures	Note 15	660,930	786,506	758,024	969,043
Deferred income tax and social contribution on net income	Note 9	55,298	54,669	641,952	525,428
Provision for contingencies	Note 20	27,027	42,130	244,900	192,194
Post-employment benefits	Note 22	—	—	413,993	263,778
Other accounts payable		—	—	295,834	246,695
		2,026,055	2,287,725	8,701,736	7,549,558
MINORITY INTEREST		—	—	2,766,475	2,098,334
SHAREHOLDERS’ EQUITY	Note 24
Capital		7,810,453	5,206 969	7,810,453	5,206,969
Capital reserves		376,873	376,684	376,873	376,684
Revenue reserves		1,777,312	2,458,533	1,777,312	2,458,533
		9,964,638	8,042,186	9,964,638	8,042,186
SHAREHOLDERS’ EQUITY INCLUDING MINORITY INTEREST		—	—	12,731,113	10,140,520
Total liabilities and shareholders’ equity		12,253,666	10,634,287	26,929,543	21,879,186

The accompanying notes are an integral part of these financial statements.

GERDAU S.A. AND SUBSIDIARIES

STATEMENT OF INCOME
YEARS ENDED DECEMBER 31
(In thousands of Brazilian reais)

		Company		Consolidated
		2006	2005	2006	2005

SALES REVENUES		—	—	27,510,340	25,652,413
Taxes on sales		—	—	(2,442,602)	(2,642,225)
Freight and discounts		—	—	(1,551,578)	(1,597,845)
NET SALES REVENUES	Note 28	—	—	23,516,760	21,412,343
COST OF SALES		—	—	(17,020,825)	(15,519,361)
GROSS PROFIT		—	—	6,495,935	5,892,482
OPERATING EXPENSES
Selling expenses		—	—	(516,927)	(514,443)
General and administrative expenses		(33,650)	(16,284)	(1,621,553)	(1,112,925)
Management fees		(905)	(898)	(19,869)	(27,339)
Other operating expenses		—	—	(19,972)	(35,169)
FINANCIAL INCOME	Note 17	181,258	187,493	881,723	452,980
FINANCIAL EXPENSES	Note 17	(125,901)	(211,598)	(559,988)	(482,896)
EQUITY IN THE EARNINGS (LOSS) OF SUBSIDIARIES	Note 10	2,864,078	2,527,731	(244,804)	(131,195)
OPERATING PROFIT		2,884,880	2,486,444	4,394,545	4,041,495
NON-OPERATING RESULT	Note 27
Non-operating income		—	305,839	29,856	306,023
Non-operating expenses		(123)	—	(97,809)	(13,268)
PROFIT BEFORE TAXES		2,884,757	2,792,283	4,327,392	4,334,250
PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION ON NET	Note 9
Current		3,596	(1,627)	(907,604)	(915,043)
Deferred		(6,526)	(8,418)	88,675	(146,628)
MANAGEMENT PROFIT SHARING		(905)	(898)	(16,174)	(27,339)

NET INCOME BEFORE MINORITY INTEREST		2,880,922	2,781,340	3,492,289	3,245,240
MINORITY INTEREST				(611,367)	(463,900)
NET INCOME FOR THE YEAR				2,880,922	2,781,340

Net income per share - R$		4.35	6.29

Net equity per share - R$		15.04	18.19

The accompanying notes are an integral part of these financial statements.

GERDAU S.A. AND SUBSIDIARIES

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(In thousands of Brazilian reais)

			Capital reserves				Revenue reserves
			Investment	Special Law				Investments and working		Retained	Total shareholders’
		Capital	incentives	8.200:91	Other	Total	Legal	capital	Total	earnings	equity

At December 31, 2004		3,471,312	342,910	21,487	12,275	376,872	325,996	1,699,876	2,225,872	—	6,073,856
Net Income for the year		—	—	—	—	—	—	—	—	2,781,340	2,781,340
Capital increase	Note 24	1,735,657	—	—	—	—	—	(1,735,657)	(1 735,657)	—	—
Treasury shares	Note 24	—	—	—	—	—	—	(16,619)	(16,619)	—	(16,619)
Gain on the sale of treasury shares	Note 24	—	—	—	12	12	—	—	—	—	12
Distributions proposed for the Annual General Meeting:
Legal reserve	Note 24	—	—	—	—	—	139,067	—	139,067	(139,067)	—
Reserve for investments and working capital	Note 24	—	—	—	—	—	—	1,845,870	1,845,870	(1,845,870)	—
Dividends	Note 24	—	—	—	—	—	—	—	—	(796,403)	(796,403)
At December 31, 2005		5,206,969	342,910	21,487	12,287	376,684	465,063	1,993,470	2,458,533	—	8,042,186

Net income for the year		—	—	—	—	—	—	—	—	2,880,922	2,880,922
Capital increase	Note 24	2,603,484	—	—	—	—	(450,000)	(2,153,484)	(2 603,484)	—	—
Treasury shares	Note 24	—	—	—	—	—	—	(63,600)	(63,600)	—	(63,600)
Gain on the sale of treasury shares	Note 24	—	—	—	189	189	—	—	—	—	189
Distributions proposed for the Annual General Meeting:
Legal reserve	Note 24	—	—	—	—	—	144,046	—	144,046	(144,046)	—
Reserve for investments and working capital	Note 24	—	—	—	—	—	—	1,841,817	1,841,817	(1,841,817)	—
Dividends/interest on own capita	Note 24	—	—	—	—	—	—	—	—	(895,059)	(895,059)
At December 31, 2006		7,810,453	342,910	21,487	12,476	376,873	159,109	1,618,203	1,777,312	—	9,964,638

The accompanying notes are an integral part of these financial statements.

GERDAU S.A. AND SUBSIDIARIES

STATEMENT OF CHANGES IN FINANCIAL POSITION
YEARS ENDED DECEMBER 31
(In thousands of Brazilian reais)

		Company		Consolidated
		2006	2005	2006	200S
FINANCIAL RESOURCES WERE PROVIDED BY
Operations
Net Income for the year		2,880,922	2,781,340	3,492,289	3,245,240
Expenses/(income) not affecting working capital
Depreciation and amortization	Note 11	—	—	1,011,426	838,606
Cost of permanent asset disposals		—	—	96,478	38,332
Equity in the (earnings) loss of subsidiaries	Note 10	(2,864,078)	(2,527,731)	244,804	131,195
Gain on change in shareholding	Note 27	—	(305,839)	—	(305,839)
Monetary and exchange variations on long-term liabilities		(121,621)	174,365	(242,780)	241,343
From operations		(104,777)	122,135	4,602,217	4,188,877
Third parties
Capital increase/changes in treasury shares		(63,410)	(16,607)	58,094	533,393
Contributions to capital reserve		—	—	13,243	29,785
Increase (decrease) of long-term liabilities		(140,050)	1,271,333	713,394	1,721,439
Working capital of consolidated subsidiaries		—	—	—	22,965
Foreign exchange effect on working capital of foreign subsidiaries		—	—	(412,001)	(282,861)
Working capital - purchase of assets		—	—	45,555	111,818
Dividends not included in income for the year	Note 10	1,150,467	995,076	—	3,964
Total funds provided		842,230	2,371,937	5,025,502	6,329,380
FINANCIAL RESOURCES WERE USED FOR
Investments	Note 10	219,762	4,772	283,685	64,295
Fixed assets	Note 11	383	—	2,693,704	1,641,230
Deferred charges		—	—	1,446	27,905
Intangible assets		—	—	30,246	—
Increase (decrease) of long-term receivables		111,853	78,058	303,965	23,162
Dividends/interest on own capital	Note 24	895,059	796,403	1,095,563	941,315
Total funds used		1,227,057	879,233	4,408,609	2,697,907
INCREASE (DECREASE) IN WORKING CAPITAL		(384,827)	1,492,704	616,893	3,631,473

Working capital
At the beginning of the year		1,231,424	(261,280)	7,940,070	4,308,597
At the end of the year		846,597	1,231,424	8,556,963	7,940,070
INCREASE (DECREASE) IN WORKING CAPITAL		(384,827)	1,492,704	616,893	3,631,473

The accompanying notes are an integral part of these fmancial statements.

SUPPLEMENTARY INFORMATION

GERDAU S.A. AND SUBSIDIARIES

STATEMENT OF CASH FLOWS

YEARS ENDED DECEMBER 31

(In thousands of Brazilian reais)

		Company		Consolidated
		2006	2005	2006	2005

Net Income for the year		2,880,922	2,781,340	3,492,289	3,245,240
Equity in the (earnings) loss of subsidiaries	Note 10	(2,864,078)	(2,527,731)	244,804	131,195
Provision for credit risks		—	—	18,476	(12,792)
Gain on disposal of fixed assets		123	—	49,609	10,642
Gain on disposal/merger of investments		—	(305,839)	(3,628)	(305,844)
Monetary and exchange variations (1)		(126,623)	33,033	(269,187)	(82,009)
Depreciation and amortization		—	—	1,011,426	838,606
Income tax and social contribution on net income		6,526	(5 467)	(61,622)	50,965
Interest on loans		171,731	166,094	741,937	520,126
Contingencies/judicial deposits		14	(66,351)	(10,871)	(66,845)
Changes in trade accounts receivable		—	—	(109,356)	466,687
Changes in inventories		—	—	(249,936)	144,981
Changes in suppliers		(63)	429	106,234	(133,785)
Changes in operating activity accounts		(92,358)	(95,119)	(575,475)	147,852

Net cash provided by (used in) operating activities		(23,806)	(19,611)	4,384,700	4,955,019

Purchase of fixed assets		—	—	(2,281,155)	(1,641,230)
Increase in intangible assets		—	—	(3,781)	—
Increase in deferred charges		—	—	(1,446)	(27,905)
Acquisition of investments		(219,776)	(4,772)	(1,290,685)	(97,679)
Receipt of dividends/interest on own capital		1,107,090	951,782	—	—

Net cash provided by (used in) investing activities		887,314	947,010	(3,577,067)	(1,766,814)

Suppliers of fixed assets		1,317	—	86,839	(28,636)
Debentures		(226,766)	(38,697)	(474,631)	(91,117)
Receipt of loans		—	1,362,782	4,607,269	1,951,045
Payment of loans		(46)	—	(3,120,291)	(476,266)
Payment of loan interest		(115,085)	(31,628)	(529,130)	(420,528)
Loans with related parties		(185,649)	(53,553)	(42,598)	11,808
Capital increase/changes in treasury shares		(63,410)	(16,607)	58,094	533,393
Payment of dividend/interest on own capital and profit sharing		(790,513)	(889,440)	(1,070,197)	(1,077,179)

Net cash provided by (used in) financing activities		(1,380,152)	332,857	(484,645)	402,520

Increase (decrease) in cash and cash equivalents		(516,644)	1,260,256	322,988	3,590,725

Cash and cash equivalents
At the beginning of the year	Note 5	1,275,965	15,709	5,464,694	2,041,967
Effect of exchange rates on cash flow		—	—	(173,640)	(210,426)
Opening balance of companies consolidated in the year		—	—	352,781	42,428
At the end of the year	Note 5	759,321	1,275,965	5,966,823	5,464,694
Analysis of year end balance
Cash		172	243	703,233	1,185,495
Marketable securities		759,149	1,275,722	5,263,590	4,279,199

(1) Includes gain and/or loss on swaps

GERDAU S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS AT
DECEMBER 31, 2006 AND 2005
(All amounts in thousands of Brazilian reais unless otherwise indicated)

NOTE 1 - OPERATIONS

Gerdau S.A. (the “Company”) is a publicly listed corporation with its Head Office in the city of Rio de Janeiro, and is a holding company in the Gerdau Group that is principally dedicated to the production and sale of general steel products from plants located in Brazil, Argentina, Chile, Colombia, Peru, Uruguay, the United States, Canada, and Spain.

The Gerdau Group has an installed capacity of 19.2 million tons of crude steel per year, producing steel in electrical furnaces, from scrap and pig iron purchased, for the most part, in the region near each plant (minimill concept). Gerdau also operates plants which are capable of producing steel from iron ore (through blast furnaces and direct reduction) and has units used exclusively to produce specialty steels. It is the largest scrap recycling group in Latin America and is among the largest in the world.

The industrial sector is the most important market, including manufacturers of consumer goods such as vehicles and household and commercial equipment that basically use profiled steel in various available specifications. The next most important market is the civil construction sector, which demands a high volume of bars and wires for concrete. There are also numerous customers for nails, staples and wires, commonly used in the agribusiness sector.

NOTE 2 - PRESENTATION OF THE FINANCIAL STATEMENTS

The financial statements have been prepared and are being presented in accordance with accounting practices adopted in Brazil, which are based on the provisions of Brazilian Corporate Law and the rules established by the Brazilian Securities Commission (CVM).

The statement of cash flows, which was prepared in accordance with the Accounting Rule and Procedure - NPC 20 issued by the Institute of Independent Auditors of Brazil (IBRACON), is presented in order to provide additional information.

NOTE 3 - SIGNIFICANT ACCOUNTING PRACTICES

a)                                      Cash and Marketable Securities - the marketable securities are recorded at cost plus income accrued up to the date of the Financial Statements, applying the interest rate agreed with the financial institutions, and do not exceed market value.

b)                                      Trade Accounts Receivable - are stated at realizable values, and accounts receivable from foreign customers are adjusted based on the exchange rates effective at the date of the financial statements. The provision for doubtful accounts is calculated based on a credit risk analysis, which includes the history of losses, the individual situation of each customer and the economic group to which they belong, the collateral and guarantees and the legal advisors’ opinion, and is considered sufficient to cover any losses on realization.

c)              Inventories - are stated at the lower of market value and average production or purchase cost.

d)              Investments - investments in subsidiaries and associated companies are recorded on the equity method of accounting, adjusted by goodwill/negative goodwill to be amortized and by provision for loss, when applicable, and the equity in earnings or loss is recorded in an income statement account. Capital gains or losses resulting from changes in the percentage ownership in subsidiaries are recorded as non-operating income or loss.

e)              Fixed assets - are recorded at cost, net of depreciation. Depreciation is calculated on the straight-line basis at the annual rates stated in Note 11, which take into consideration the estimated useful lives of the assets. Financial charges incurred during the period of construction of fixed assets are capitalized.

f)                Intangible assets - amortization is calculated in up to ten years from the date in which the benefits begin to be realized.

g)             Deferred charges - amortization is calculated on the straight-line basis at rates determined based on the production of the implemented projects in relation to their installed capacities.

h)             Loans - are stated at the contract value plus the contracted charges, including interest and monetary or foreign exchange variations. Swap contracts, which are linked to the loan agreements, are classified together with the related loans.

i)                Income tax and social contribution on net income - current and deferred income tax and social contribution on net income are calculated in conformity with current legislation.

j)                Post-employment benefits - the actuarial liabilities relating to the pension benefits and retirement plans and actuarial liabilities relating to the healthcare plan are recorded according to procedures established by the CVM Deliberation 317/2000, on the basis of an actuarial calculation made every year by an independent actuary, using the projected unit credit method, net of the assets that fund the plans, when applicable. Costs associated to the increase of the present value of the liabilities resulting from the service rendered by the employee, are recognized over the employees’ working lives.

The projected unit credit method considers each period of service as the generating factor of an additional unit of benefit, which are accumulated to calculate the total liabilities. Other actuarial assumptions are also used, such as estimates of the increase of healthcare costs, biological and economic hypotheses and, also, the historical experience of costs incurred and the employee contributions.

k)            Other current and non-current assets and liabilities - are recorded at their realizable amounts (assets) and at their known or estimated amounts plus accrued charges and indexation adjustments (liabilities), when applicable.

l)                Related parties - loan agreements between Brazilian companies are restated by the weighted average interest rate for market funding. The agreements with foreign companies are restated by charges (LIBOR plus 3% p.a.) plus foreign exchange variation, when applicable. Sales and purchases of inputs and products are made under terms and conditions similar to those of unrelated third parties.

m)          Determination of the results of operations - the results of operations are determined on the accrual basis of accounting.

n)             Use of estimates - the preparation of financial statements requires estimates to record certain assets, liabilities and other transactions. The financial statements therefore include various estimates related to the useful lives of fixed assets, provisions for contingent liabilities, for income taxes and other similar matters. Actual results may differ from those estimated.

o)              Investments in protecting the environment - expenses related to compliance with environmental regulations are considered as cost of production or capitalized when incurred.

p)              Translation of foreign currency balances - asset and liability balances of transactions in foreign currencies are translated to local currency (R$) at the foreign exchange rate ruling as of the financial statement date.

NOTE 4 - CONSOLIDATED FINANCIAL STATEMENTS

a)              The consolidated financial statements at December 31, 2006 and 2005 were prepared in accordance with accounting practices adopted in Brazil, based on the provisions of Corporate Law and the regulations issued by the Brazilian Securities Commission (CVM). They include the financial statements of Gerdau S.A. and its directly or indirectly controlled subsidiaries listed below:

		Percentage	Shareholders’	Ownership percentage
Consolidated company	Country	consolidated	equity	Total (*)	Voting

Gerdau Ameristeel Corporation and subsidiaries (1)	USA/Canada	100	4,114,900	66.78	66.78
Gerdau Internacional Empreendimentos Ltda. - Gerdau Group	Brazil	100	3,860,945	100.00	100.00
Gerdau GTL Spain S.L.	Spain	100	3,859,893	100.00	100.00
Paraopeba - Fundo de Investimento Renda Fixa (2)	Brazil	100	3,307,136	96.67	96.67
Gerdau Açominas S.A. and subsidiaries (3)	Brazil	100	3,211,831	89.35	89.36
Gerdau Aços Longos S.A.	Brazil	100	3,134,540	89.35	89.36
Gerdau Steel Inc.	Canada	100	1,994,609	100.00	100.00
Corporación Sidenor S.A. and subsidiaries (4)	Spain	40	1,295,769	40.00	40.00
Gerdau América do Sul Participações S.A.	Brazil	100	880,368	89.35	89.36
Axol S.A.	Uruguay	100	687,425	100.00	100.00
Gerdau Aços Especiais S.A.	Brazil	100	650,337	89.35	89.36
Gerdau Chile Inversiones Ltda. and subsidiaries (5)	Chile	100	648,878	99.00	99.00
Gerdau Hungria Holdings Limited Liability Company	Hungary	100	608,683	98.75	98.75
Gerdau Comercial de Aços S.A.	Brazil	100	555,078	89.35	89.36
Empresa Siderúrgica del Perú S.A.A. - Siderperú	Peru	100	355,654	83.28	83.28
Diaco S.A. and subsidiaries (6)	Colombia	100	328,016	57.74	57.74
Aramac S.A. e subsidiaries (7)	Uruguay	100	307,814	100.00	100.00
Seiva S.A. - Florestas e Indústrias	Brazil	100	260,194	97.06	99.73
Itaguaí Com. Imp. e Exp. Ltda.	Brazil	100	239,627	100.00	100.00
Dona Francisca Energética S.A.	Brazil	52	126,968	51.82	51.82
Margusa - Maranhão Gusa S.A.	Brazil	100	115,046	100.00	100.00
Gerdau Laisa S.A.	Uruguay	100	90,092	99.90	99.90
Sipar Gerdau Inversiones S.A. and subsidiaries (8)	Argentina	100	86,857	83.77	83.77
Siderúrgica del Pacífico S.A.	Colombia	100	63,863	98.64	98.64
Florestal Itacambira S.A.	Brazil	100	6,799	100.00	100.00
GTL Financial Corp.	Netherlands	100	3,972	100.00	100.00

(*) The ownership shows the percentages held by the investor directly and indirectly in the capital of the subsidiary.

(1) Subsidiaries: Gerdau Ameristeel MRM Special Sections Inc., Gerdau USA Inc., AmeriSteel Bright Bar Inc., Gerdau AmeriSteel US Inc., Gerdau Ameristeel Perth Amboy Inc.,  Sheffield Steel Corporation, Gerdau Ameristeel Sayreville Inc., Pacific Coast Steel, and Gallatin Steel Company (50% - proportionally consolidated).

(2) Fixed-rate investment fund managed by Banco Gerdau S.A., which is consolidated as from in 2006 in compliance with CVM Instruction 408/2004.

(3) Subsidiaries: Gerdau Açominas Overseas Ltd. and Açominas Com. Imp. Exp. S.A. - Açotrading.

(4) Subsidiaries: Corporación Sidenor, S.A. y Cía, Sidenor Industrial S.L., Aços Villares S.A. (58,44%), Forjanor S.L., Sidenor y Cía Sociedad Colectiva, Sidenor I+D S.A., Faersa S.A., and GSB Acero, S.A.

(5) Subsidiaries: Indústria del Acero S.A., Industrias del Acero Internacional S.A., Gerdau Aza S.A., Armacero Industrial y Comercial S.A. (50% - proportionally consolidated), Distribuidora Matco S.A., Aceros Cox Comercial S.A, Salomon Sack S.A., and Matco Instalaciones Ltda..

(6) Subsidiaries: Ferrer Ind. Corporation, Laminados Andinos S.A., Laminadora Diaco S.A., Aceros Figurados S.A., and Ferrofigurados Lasa S.A. (55%).

(7) Subsidiaries: GTL Equity Investments Corp., Focus Resources Corp., and Sprint Global Corp.

(8) Subsidiaries: Sipar Aceros S.A. and Siderco S.A.

b)                             The more significant accounting practices used in preparing the consolidated financial statements are as follows:

I)                                Gerdau S.A. and its subsidiaries adopt consistent practices to record their transactions and value their and liabilities. The financial statements of foreign subsidiaries were translated using the exchange rate in effect at the financial statement date and were adjusted to conform with accounting practices adopted in Brazil. The income statement accounts were translated by the average exchange rate every month;

II)                            Asset, liability and income statement balances arising from transactions between consolidated companies have been eliminated; and

III)                        Holdings of minority shareholders in subsidiaries are shown separately.

c)                              The following principal transactions occurred during the year ended December 31, 2006:

I)                  On January 10, 2006, the Gerdau Group concluded, together with two Spanish companies, the acquisition of all the shares of Corporación Sidenor, S.A. (Sidenor), located in Spain. The purchase contract was signed on November 15, 2005.

The capital of Corporación Sidenor, S.A. is divided up as follows: 40% belongs to Gerdau Hungria Holdings Limited Liability Company, 40% to Carpe Diem Salud S.L., (Carpe Diem), a company of the Santander Group, and 20% to Bogey Holding Company Spain, S.L., a holding company of the Sidenor executives.

The purchase price all of the shares was € 443.8 million (equivalent to R$ 1,212,294 on the purchase date). As a result of this acquisition, Gerdau recognized a goodwill of € 99.3 million (R$ 271,309 on the purchase date), based on the excess valuation of assets over book values, whose amortization will occur within an estimated period of 10 years.

Carpe Diem has the right to sell its investment in Sidenor to the Gerdau Group after a 5-year period (sale option), for a fixed price subject to restatement. When and if Carpe Diem exercises this option, Gerdau shall have the right, if it sees fit, to indicate a third party to purchase this investment.

The financial statements of Corporación Sidenor, S.A. and its subsidiaries were included in the consolidated financial statements of the Gerdau Group by proportional consolidation as from the first quarter of 2006.

II)                    On February 10, 2006 the subsidiary Gerdau Ameristeel Corporation purchased Fargo Iron and Metal Company with headquarters in Fargo, North Dakota (USA) for US$ 5.5 million (R$ 11,866 on the purchase date). Fargo Iron and Metal has served the steel industry as a storage and scrap processing unit. This unit is also a service center for local manufacturers and construction companies.

III)                On March 14, 2006 the subsidiary Gerdau Ameristeel Corporation purchased the assets of Callaway Building Products with headquarters in Knoxville, Tennessee (USA). Callaway Building Products has served the civil construction industry as a supplier of fabricated steel and products for construction in Eastern Tennessee, Eastern Kentucky, Virginia, North Carolina, and Georgia. The total was US$ 2.2 million (R$ 4,679 on the purchase date).

IV)                On June 12, 2006, the subsidiary Gerdau Ameristeel Inc. acquired all of the shares issued by Sheffield Steel Corporation in Sand Springs, Oklahoma.

Sheffield Steel is a minimill that produces long steel, primarily fabricated steel and bars, with annual sales of approximately 550,000 metric tons of finished products. Sheffield operates a melt shop and rolling mill in Sand Springs, Oklahoma, a smaller rolling mill in Joliet, Illinois, and three downstream operations in Kansas City and Sand Springs.

The purchase price of all the shares issued by Sheffield was US$ 104.7 million (R$ 237,742 on the purchase date), paid in cash. This acquisition resulted in goodwill of US$ 63.7 million (R$ 140,889 on the purchase date) based on expected future profitability.

V)                    On June 28, 2006, Gerdau S.A. bought the shares representing 50% plus one share of the capital of Empresa Siderúrgica del Perú S.A.A. - Siderperú, located in the city of Chimbote (Peru).

The purchase of this investment took place at a public auction held by Agência de Promoção de Investimentos Privados do Perú (ProInversión) for a total amount of US$ 60.6 million (R$ 134,908 on the purchase date), paid in cash.

Siderperú is a producer of flat and long steel with annual sales of approximately 400,000 metric tons of finished products. Siderperú operates a blast furnace, a direct reduction unit, a melt shop with two electric furnaces, two LD converters and three rolling mills. Flat steel accounts for approximately 20% of all sales while long steel accounts for the other 80%.

Gerdau S.A. acquired control over Siderperú on July 3, 2006, at which date its financial statements were included in the consolidation.

Subsequently, on November 16, 2006, Gerdau S.A. bought the shares representing 32.84% of the capital of Siderúrgica del Perú S.A.A. - Siderperú.

The purchase of this investment was made through a Public Offering of shares owned by Sider Corp. S.A. at the price of 0.40 nuevos soles per share, totaling 129.7 million nuevos soles (R$ 84,854 on the purchase date). Thus, Gerdau holds an 83.28% investment in Siderperú’s capital.

Theses acquisitions resulted in a negative goodwill of R$ 63,120 based on a lower valuation of assets in respect of book values.

The Company has various additional obligations that are prior conditions to be able to participate in the public auction. These obligations include keeping all the employees at Siderperú for two years, maintaining the blast furnace operations at least at its current production, presenting a plan for complying with the environmental legislation, being committed to investing a total of US$ 100 million (R$ 213,800 on December 31, 2006) over 5 years, and detaining at least 34% of Siderperú’s past credits due on the date of the public auction.

VI)                On September 13, 2006 the subsidiary Gerdau Ameristeel Corporation announced the shutdown of the melt shop at its wire rod industrial unit in Perth Amboy, New Jersey. The costs incurred with this deactivation were recorded in non-operating expenses (Note 27).

VII)            On November 1, 2006, the subsidiary Gerdau Ameristeel Corporation announced that it had purchased a majority interest in the recent joint venture between Pacific Coast Steel, Inc. and Bay Area Reinforcing.

This joint venture, to be called Pacific Coast Steel, is one of the largest suppliers of fabricated steel in the United States and is specialized in services of reinforcing and assembly of steel products in various building projects in California and Nevada.

The price of this acquisition was US$ 104.5 million (R$ 227,416 on the purchase date), which includes assuming certain long-term liabilities. This acquisition resulted in goodwill of US$ 66.2 million (R$ 141,540 on the purchase date) based on expected future profitability.

VIII)        On December 28, 2006, the subsidiary Corporación Sidenor, a company in which the Gerdau Group has a 40% investment, concluded the purchase of all the GSB Acero S.A. shares, which is a producer of 200,000 metric tons of specialty steel a year, located in the city of Guipúzcoa, Spain.

The total amount of the acquisition was € 122.5 million (R$ 344,771 on the purchase date), divided into € 111.5 million (R$ 313,812 on the purchase date) invested in the purchase of all of its shares and € 11 million (R$ 30,960 on the purchase date) for the company’s debt. This acquisition resulted in goodwill of € 46 million. The Company’s proportional interest represents € 18.4 million (40%), equivalent to R$ 51,806 on the purchase date, based on the excess valuation of assets over book values.

d)                     The consolidated financial statements also include the financial statements of the jointly-owned subsidiaries Dona Francisca Energética S.A., Corporación Sidenor, S.A. and of their subsidiaries Armacero Industrial y Comercial Ltda. and Gallatin Steel Company, proportionally to the direct and indirect interest of the parent company in the capital of the subsidiaries.

The key financial statement balances of these companies, on which the corresponding consolidation percentage is applied, are as follows:

					Corporación
	Dona Francisca		Gallatin		Sidenor S.A.	Armacero
	Energética S.A.		Steel Company		Consolidated (*)	Ind. Com. Ltda.
	2006	2005	2006	2005	2006	2006	2005
Assets
Current	134,824	135,777	403,010	412,954	2,390,240	29,379	29,952
Non-current	231,852	295,282	453,853	513,750	1,896,476	33,738	39,253
Total assets	366,676	431,059	856,863	926,704	4,286,716	63,117	69,205
Liabilities
Current	42,790	40,817	102,008	140,664	1,585,021	30,295	27,348
Non-current	196,918	394,995	48,840	47,512	1,405,926	17,388	20,725
Minority interest	—	—	—	—	229,877	—	—
Adjusted shareholders’ equity	126,968	(4,753)	706,015	738,528	1,065,892	15,434	21,132
Total liability and shareholders’ equity	366,676	431,059	856,863	926,704	4,286,716	63,117	69,205
Income statement
Net sales revenues	48,108	46,326	1,988,257	1,948,736	3,675,576	70,645	87,437
Cost of sales	(17,691)	(19,647)	(1,505,178)	(1,456,182)	(2,686,294)	(66,746)	(80,761)
Gross profit	30,417	26,679	483,079	492,554	989,282	3,899	6,676
General, administrative and selling expenses	(1,579)	(1,739)	(23,080)	(25,832)	(295,228)	(6,802)	(5,365)
Other financial expenses	(8,731)	(7,506)	(1,004)	(86,095)	(66,890)	(1,139)	(17)
Other operating expenses/revenues	—	—	(8,864)	—	(20,207)	471	695
Operating profit (loss)	20,107	17,434	450,131	380,627	606,957	(3,571)	1,989
Non-operating result	232	4	395	—	14,592	(3)	—
Provision for income tax and social contribution on net income	(6,801)	(5,841)	(282)	(237)	(83,920)	(54)	(366)
Minority interest	—	—	—	—	(118,607)	—	—
Net profit (loss)	13,538	11,597	450,244	380,390	419,022	(3,628)	1,623

(*) Company included in the consolidation in 2006.

e)                      The Company and its direct and indirect subsidiaries have goodwill and negative goodwill, which are amortized as the assets that generated them are realized or based on the realization of the projected future profitability, limited to ten years, as follows:

	Amortization
	period	Company	Consolidated
Goodwill included in the investment accounts
Balance at December 31, 2005 (based on projected future profitability)		17,074	91,654
(-) Foreign exchange adjustment		—	(9,189)
(+) Sheffield Steel Corporation (Note 4c - IV)		—	140,889
(+) Pacific Coast Steel, Inc. (Note 4c - VII)		—	141,540
(-) Amortization during the year	10 years	(2,444)	(21,730)
Balance at December 31, 2006 (based on projected future profitability)		14,630	343,164

Goodwill by subsidiaries:		14,630	14,630
Dona Francisca Energética S.A.		—	4,278
Distribuidora Matco S.A.		—	49,979
Sipar Gerdau Inversiones S.A.		—	132,737
Sheffield Steel Corporation		—	141,540
Pacific Coast Steel Inc.		14,630	343,164

Negative goodwill included in the investment accounts
Balance at December 31, 2005		—	—
(+) Empresa Siderúrgica del Perú S.A.A. - Siderperú (Note 4c - V) (*)		(63,120)	—
(-) Amortization during the year	10 years	1,850	—
Balance at December 31, 2006		(61,270)	—

Goodwill included in the fixed assets accounts
Balance at December 31, 2005 (based on undervaluation of book assets)		—	107,513
(-) Foreign exchange adjustment		—	(486)
(+) Corporación Sidenor, S.A. (Note 4c - I)		—	271,309
(+) GSB Acero, S.A. (Note 4c - VIII)		—	51,806
(-) Amortization during the year	10 years	—	(46,579)
Balance at December 31, 2006 (based on undervaluation of book assets)		—	383,563

Goodwill by subsidiaries:		—	79,646
Gerdau Ameristeel US Inc.		—	252,111
Corporación Sidenor, S.A.		—	51,806
GSB Acero, S.A.		—	383,563

Negative goodwill included in the fixed assets account
Balance at December 31, 2005 (based on overvaluation of book assets)		—	(274,454)
(-) Foreign exchange adjustment		—	3,137
(+) Empresa Siderúrgica del Perú S.A.A. - Siderperú (Note 4c - V) (*)		—	(63,120)
(-) Amortization during the year	10 years	—	34,622
Balance at December 31, 2006 (based on overvaluation of book assets)		—	(299,815)

Negative goodwill by subsidiaries:			(188,279)
Gerdau Açominas S.A.		—	(23,699)
Diaco S.A.		—	(25,362)
Siderúrgica del Pacífico S.A.		—	(61,270)
Empresa Siderúrgica del Perú S.A.A. - Siderperú		—	(1,205)
Other		—	(299,815)

(*)               In this company, the negative goodwill was recorded under the heading of investments since Gerdau S.A. is a holding company. Its balance in the consolidated financial statements was reclassified to fixed assets due to the economic basis of the negative goodwill.

The amounts of goodwill that are based on future profitability were supported by projections of profits of each subsidiary, calculated on the discounted cash flow method and at an average interest rate equivalent to the TJLP (Long-term Interest Rate), for a period of 10 years.

f)                        The equity accounting loss in the consolidated statement of income refers, basically, to the effects of foreign exchange rate variations on the foreign investments and to goodwill amortization.

NOTE 5 - CASH AND MARKETABLE SECURITIES

	Company		Consolidated
	2006	2005	2006	2005
Cash	172	243	703,233	1,185,495
Fixed income investments	759,149	1,275,722	5,017,122	4,198,459
Investment funds	—	—	246,468	80,740
	759,321	1,275,965	5,966,823	5,464,694

The marketable securities are, basically, in federal government securities and bank certificates of deposit (CDB) at market prices and rates, and are updated by the income accrued up to the financial statement date, not exceeding their respective market values.

Of the existing balance, R$ 2,175,285 - consolidated (R$ 2,238,294 - consolidated in 2005), refer to investments in foreign currency, mostly in US dollars.

NOTE 6 - TRADE ACCOUNTS RECEIVABLE

	Consolidated
	2006	2005
Costumers in Brazil	758,649	757,293
Brazilian export receivables	229,966	160,158
Receivables from customers of foreign subsidiaries	1,587,642	1,223,317
(-) Provision for credit risks	(71,264)	(80,962)
	2,504,993	2,059,806

The analysis of trade accounts receivable by maturity is as follows:

Consolidated 2006
Not yet due	1,824,633
Overdue:
Up to 30 days	612,094
From 31 to 60 days	62,252
From 61 to 90 days	12,966
From 91 to 180 days	13,249
From 181 to 360 days	8,861
Above 360 days	42,202
(-) Provision for credit risks	(71,264)
2,504,993

NOTE 7 - INVENTORIES

	Consolidated
	2006	2005
Finished products	1,837,708	1,656,123
Work in process	894,716	585,014
Raw materials	1,061,345	865,164
Storeroom materials	677,547	748,918
Advances to suppliers	61,924	76,391
Imports in transit	178,585	126,951
(-) Provision for obsolescence and market value adjustment	(66,773)	(39,932)
	4,645,052	4,018,629

The inventories are insured against fire and overflow. The cover is based on the amounts and risks involved.

NOTE 8 - TAX CREDITS

	Company		Consolidated
	2006	2005	2006	2005
Current
ICMS - Value-added tax on sales and services	—	—	114,014	64,284
PIS - Social Integration Program	22,980	15,686	48,374	20,307
COFINS - Social Contribution on Revenues	—	—	125,674	44,921
IPI - Excise tax	—	—	17,472	1,367
IRRF - Income Tax Withheld at Source	70,384	23,689	184,839	61,275
IVA - Value-added tax	—	—	16,991	302
Other	11	74	8,418	7,308
	93,375	39,449	515,782	199,764
Long-term
ICMS - Value-added tax on sales and services	—	—	175,126	103,375
PIS - Social Integration Program	19,256	81,783	33,024	96,488
COFINS - Social Contribution on Revenues	11,715	—	75,221	40,861
IPI - Excise tax	—	—	4,878	—
IRRF - Income Tax Withheld at Source	—	—	30,590	—
Other	—	—	36,235	2,068
	30,971	81,783	355,074	242,792
	124,346	121,232	870,856	442,556

The estimate of realization of the long-term tax credits is as follows:

	Company	Consolidated
2008	30,971	174,425
2009	—	86,044
2010	—	70,337
2011	—	11,709
After 2012	—	12,559
	30,971	355,074

NOTE 9 - INCOME TAX AND SOCIAL CONTRIBUTION ON NET INCOME

a)                            Reconciliation of the income tax (IR) and social contribution on net income (CS) expense:

	Company
	2006			2005
	IR	CS	Total	IR	CS	Total
Profit before income tax and social contribution, after statutory profit sharing	2,883,852	2,883,852	2,883,852	2,791,385	2,791,385	2,791,385
Standard rates of tax	25%	9%	34%	25%	9%	34%
Income tax and social security expense at standard rates	(720,963)	(259,547)	(980,510)	(697,846)	(251,225)	(949,071)
Tax effects on:
- equity in the earnings of subsidiaries	716,019	257,767	973,786	631,933	227,496	859,429
- interest on own capital	1,894	681	2,575	(18,482)	(6,653)	(25,135)
- gain on change in investment ownership	—	—	—	76,460	27,526	103,986
- permanent differences (net)	2,051	(832)	1,219	472	274	746
Income tax and social contribution expense	(999)	(1,931)	(2,930)	(7,463)	(2,582)	(10,045)
Current	3,817	(221)	3,596	—	(1,627)	(1,627)
Deferred	(4,816)	(1,710)	(6,526)	(7,463)	(955)	(8,418)

	Consolidated
	2006			2005
	IR	CS	Total	IR	CS	Total
Profit before income tax and social contribution, after profit sharing	4,311,218	4,311,218	4,311,218	4,306,911	4,306,911	4,306,911
Standard rates of tax	25%	9%	34%	25%	9%	34%
Income tax and social security expense at standard rates	(1,077,805)	(388,010)	(1,465,815)	(1,076,728)	(387,622)	(1,464,350)
Tax effects on:
- tax rate differences in foreign subsidiaries	(70,639)	181,161	110,522	(41,091)	127,983	86,892
- equity in the loss of subsidiaries	(61,201)	(22,032)	(83,233)	(32,799)	(11,808)	(44,607)
- interest on own capital	120,601	43,416	164,017	2,203	794	2,997
- recovery of deferred tax credits	72,446	26,080	98,526	44,536	14,336	58,872
- tax incentives	34,588	—	34,588	11,972	—	11,972
- gain on change in investment ownership	—	—	—	64,488	27,526	92,014
- amortization of deferred charges - CVM 349	205,910	74,128	280,038	137,273	49,418	186,691
- permanent differences (net)	28,220	14,208	42,428	7,248	600	7,848
Income tax and social contribution expense	(747,880)	(71,049)	(818,929)	(882,898)	(178,773)	(1,061,671)
Current	(807,569)	(100,035)	(907,604)	(769,429)	(145,614)	(915,043)
Deferred	59,689	28,986	88,675	(113,469)	(33,159)	(146,628)

In 2006 the Company’s subsidiaries benefitted by R$ 34,588 of tax incentives (R$ 11,972 in 2005) that were deducted for income tax purposes. These incentives related to technological innovation, funds for the rights of children and adolescents, PAT - Program for worker’s nutrition, and operations of a cultural and artistic nature, which were recorded and directly affected the income tax accounts in the statement of income.

The units of the subsidiaries Gerdau Aços Longos S.A. and Margusa - Maranhão Gusa S.A., installed in the Northeast region of Brazil, will benefit until 2013 from the tax incentive of a reduction of 75% of income tax, which is calculated on the exploration profit of those units, and amounted to R$ 41,896 in 2006 (R$ 46,841 in 2005) as a deduction from income tax payable.

b)                           Analysis of the deferred income tax and social contribution on net income assets and liabilities, at the standard rates of tax:

	Assets
	Company						Consolidated
	2006			2005			2006			2005
	IR	CS	Total	IR	CS	Total	IR	CS	Total	IR	CS	Total
Income tax losses	8,465	—	8,465	8,797	—	8,797	101,307	—	101,307	163,659	—	163,659
Social contribution losses	—	2,964	2,964	—	3,059	3,059	—	7,300	7,300	—	9,092	9,092
Provision for contingencies	9,495	3,411	12,906	11,594	4,175	15,769	74,143	26,641	100,784	58,119	20,810	78,929
Benefits to employees	—	—	—	—	—	—	140,710	—	140,710	91,095	—	91,095
Investment credits	—	—	—	—	—	—	33,843	—	33,843	—	—	—
Commissions/other	—	—	—	—	—	—	207,426	5,133	212,559	129,790	3,996	133,786
Amortized goodwill	2,439	878	3,317	1,829	659	2,488	12,016	4,326	16,342	9,345	3,365	12,710
Provision for losses	241	87	328	2,774	991	3,795	122,888	44,240	167,128	76,830	27,653	104,483
	20,640	7,340	27,980	24,994	8,884	33,878	692,333	87,640	779,973	528,838	64,916	593,754
Current	—	—	—	—	—	—	139,373	6,544	145,917	135,231	16,447	151,678
Long-term	20,640	7,340	27,980	24,994	8,884	33,878	552,960	81,096	634,056	393,607	48,469	442,076

	Liabilities
	Company						Consolidated
	2006			2005			2006			2005
	IR	CS	Total	IR	CS	Total	IR	CS	Total	IR	CS	Total
Accelerated depreciation	—	—	—	—	—	—	586,197	1,430	587,627	463,905	762	464,667
Amortized negative goodwill	40,660	14,638	55,298	40,198	14,471	54,669	50,803	14,795	65,598	50,341	14,628	64,969
Deferred unrealized foreign exchange gains	—-	—	—	—	—	—	53,959	21,441	75,400	60,787	21,884	82,671
	40,660	14,638	55,298	40,198	14,471	54,669	690,959	37,666	728,625	575,033	37,274	612,307
Current	—	—	—	—	—	—	64,516	22,157	86,673	66,349	20,530	86,879
Long-term	40,660	14,638	55,298	40,198	14,471	54,669	626,443	15,509	641,952	508,684	16,744	525,428

The tax benefits recognized on income tax and social contribution losses, as well as on the provision for losses, both in the company and consolidated, are supported by projections of future taxable income adjusted to present values, based on technical feasibility studies prepared annually for Board of Directors approval. These studies, which consider the history of the Company’s and its subsidiaries’ profitability and the maintenance of the current profitability in the future, permitted the recognition of credits over a period not exceeding 10 years. The other credits based on temporary differences, mainly on provisions for tax contingencies, were maintained according to their estimate of realization.

c)                              Estimated realization of the deferred income tax and social contribution assets and liabilities:

	Assets
	Company		Consolidated
	2006	2005	2006	2005
2006	—	—	—	151,678
2007	—	3,154	145,917	67,974
2008	2,582	3,154	91,983	59,913
2009	2,581	3,154	104,402	69,683
2010	2,581	1,051	90,554	43,668
2011 to 2013	2,581	12,734	163,923	144,087
2014 to 2015	17,655	10,631	183,194	56,751
	27,980	33,878	779,973	593,754

	Liabilities
	Company		Consolidated
	2006	2005	2006	2005
2006	—	—	—	86,879
2007	—	—	86,673	18,042
2008	—	—	48,151	19,350
2009	—	—	58,619	30,151
2010 to 2012	—	—	181,631	157,060
2013 to 2014	—	—	139,084	113,169
from 2015 on	55,298	54,669	214,467	187,656
	55,298	54,669	728,625	612,307

NOTE 10 - INVESTMENTS

	Gerdau Açominas S.A.	Gerdau Internacional Empreend. Ltda. (1)	Itaguai Com. Imp. e Export. Ltda.	Gerdau Aços Longos S.A.	Gerdau Aços Especiais S.A.	Gerdau Comercial de Aços S.A.	Gerdau América do Sul S.A.
	Investment	Investment	Investment	Investment	Investment	Investment	Investment
Opening balance	2,550,265	2,327,759	224,654	2,228,541	400,223	473,577	658,019
Equity in the earnings (loss) (2)	807,962	455,257	31,890	1,111,856	249,941	5 9,328	128,619
Dividends/interest on own capital	(488,331)	—	(16,917)	(539,720)	(69,066)	(36,949)	—
Capital gain	—	—	—	—		—	—
Acquisition	—	—	—	—		—	—
Closing balance	2,869,896	2,783,016	239,627	2,800,677	581,098	495,956	786,638

Capital	1,654,160	2,663,342	145,110	2,207,860	379,205	517,846	625,184
Adjusted shareholders’ equity	3,211,831	3,860,945	239,627	3,134,540	650,337	555,078	880,368
Adjusted net income for the year	743,497	631,588	31,891	968,356	244,451	53,998	143,946
Holding in total capital (%)	89.35%	72.08%	100.00%	89.35%	89.35%	89.35%	89.35%
Holding in voting capital (%)	89.36%	72.08%	100.00%	89.36%	89.36%	89.36%	89.36%
Common shares / quotas held	160,711,825	1,919,769,142	145,109,651	160,711,825	160,711,825	160,711,825	160,711,825
Proposed dividends/interest on own capital	546,774	—	16,917	604,363	77,340	41,370	—
Dividends receivable/interest on own capital	81,963	—	—	134,998	14,464	—	—

	Dona Francisca Energética S.A.		Empresa Siderúrgica del Perú S.A.A.		Other
	Investment	Goodwill	Investment	Negative goodwill	Investment
Opening balance	58,780	17,074	—	—	23	4,815	8,943,730	7,100,464
Equity in the earnings (loss) (2)	7,013	(2,444)	13,321	1,850	—	(515)	2,864,078	2,527,731
Dividends/interest on own capital	—	—	—	—	—	516	(1,150,467)	(995,076)
Capital gain	—	—	—	—	—	—	—	305,839
Acquisition	—	—	282,882	(63,120)	—	—	219,762	4,772
Closing balance	65,793	14,630	296,203	(61,270)	23	4,816	10,877,103	8,943,730

Capital	66,600
Adjusted shareholders’ equity	126,968
Adjusted net income for the year	13,538
Holding in total capital (%)	51.82%
Holding in voting capital (%)	51.82%
Common shares / quotas held	345,109,212
Proposed dividends/interest on own capital	—
Dividends receivable/interest on own capital	—						231,425	188,033

(1) Company holder of the investments in foreign subsidiaries.
(2) Includes amortization of goodwill/negative goodwill.

	Consolidated
	2006									2005
		Dona
	Margusa -	Francisca
	Maranhão Gusa	Energética	Distribuidora	Sipar Gerdau	Sheffield Steel	Pacific Coast	MRS Logística
	S.A.	S.A.	Matco S.A.	Inversiones S.A.	Corp.	Steel Inc.	S.A.	Other
	Goodwill	Goodwill	Goodwill	Goodwill	Goodwill	Goodwill	Investment	Investment	Total	Total
Opening balance	8,242	17,074	5,368	60,970	—	—	4,772	16,242	112,668	112,017
Foreign exchange adjustment	—	—	(515)	(5,213)	(3,461)	—	—	—	(9,189)	2,774
Amortization of goodwill	(8,242)	(2,444)	(575)	(5,778)	(4,691)	—	—	—	(21,730)	(23,341)
Acquisition of investment	—	—	—	—	140,889	141,540	—	1,256	283,685	64,295
Sale of investment	—	—	—	—	—	—	—	(1,561)	(1,561)	—
Dividends	—	—	—	—	—	—	—	—	—	(3,964)
Equity in earnings	—	—	—	—	—	—	—	—	—	1,031
Investment consolidated in the year	—	—	—	—	—	—	—	—	—	(40,144)
Closing balance	—	14,630	4,278	49,979	132,737	141,540	4,772	15,937	363,873	112,668

NOTE 11 - FIXED ASSETS

	Company
	2006				2005
	Annual depreciation		Accumulated
	taxes %	Cost	depreciation	Net	Net
Electronic data equipment/rights/licenses	20 to 33	383	—	383	—
		383	—	383	—

	Consolidated
	2006				2005
			Depreciation
	Annual taxes of		and depletion
	depreciation/depletion %	Cost	accumulated	Net	Net
Land, buildings and structures	0 to 10	4,238,373	(1,499,657)	2,738,716	2,274,921
Machinery, equipment and installations	5 to 10	11,361,580	(6,137,034)	5,224,546	4,132,592
Furniture and fixtures	5 to 10	172,292	(99,433)	72,859	58,218
Vehicles	20 to 33	130,376	(66,706)	63,670	34,057
Electronic data equipment/rights/licenses	20 to 33	472,146	(309,375)	162,771	110,212
Construction in progress	—	2,675,464	—	2,675,464	1,889,512
Forestation/reforestation	Felling plan	317,717	(72,092)	245,625	193,989
		19,367,948	(8,184,297)	11,183,651	8,693,501

a)                              Insured amounts - the assets are insured against fire, electrical damage and explosion. The cover is based on the amounts and risks involved. The plants of the North and South American subsidiaries and the subsidiary Gerdau Açominas S.A. are also insured against loss of profits.

b)                              Capitalized interest and financial charges - financial charges were capitalized during 2006 totaling R$ 105,078 - consolidated (R$ 10,070 - consolidated 2005).

c)                              Guarantees offered - fixed assets were pledged as collateral for loans of R$ 1,401,276 - consolidated (R$ 837,996 - consolidated in 2005).

d)                              Summary of changes in fixed assets:

	Company		Consolidated
	2006	2005	2006	2005
Balance at the beginning of the year	—	—	8,693,501	7,927,363
(+) Purchases / sales for the year	383	—	2,598,792	1,698,793
(-) Depreciation and depletion in cost of sales	—	—	(937,673)	(756,385)
(-) Depreciation and depletion in administrative expenses	—	—	(73,753)	(82,221)
(+) Companies consolidated in the year	—	—	1,139,938	252,280
(-) Foreign exchange rate effect on fixed assets of foreign subsidiaries	—	—	(237,154)	(346,329)
Balance at the end of the year	383	—	11,183,651	8,693,50

NOTE 12 - INTANGIBLE ASSETS

The consolidated intangible assets are mainly Carbon Emission Reduction Certificates held by the subsidiary Corporación Sidenor, S.A. and the goodwill on the acquisition of Pacific Coast Steel.

NOTE 13 - DEFERRED CHARGES

The consolidated deferred charges consolidated comprise pre-operating expenses and reforestation projects.

NOTE 14 – LOANS

	Annual	Company		Consolidated
	charges (*)	2006	2005	2006	2005
Current loans stated in Brazilian reais
Working capital	(General Price Index – Market) + 1.00%	—	—	76,273	18,500
Current loans stated in foreign currency
Working capital (US$)	6.57%	—	—	356,084	592,887
Fixed assets and others (US$)	8.18%	—	—	61,943	34,676
Export advances (US$)		—	—	—	3,082
Investments (US$)	Libor 6 months + 0.10%	—	—	128,280	—
Working capital (€)	7.20%	—	—	79,364	—
Working capital (Clp$)	5.38%	—	—	28,868	50,133
Working capital (Cop$)	10.83%	—	—	9,166	11,810
Working capital (PA$)	10.48%	—	—	48,070	4,880
		—	—	788,048	715,968
Plus: current portion of long-term loans		7,030	7,270	1,171,602	611,280
Current loans		7,030	7,270	1,959,650	1,327,248

Long-term loans stated in Brazilian reais
Working capital	TJLP + 3.50%	—	—	108,037	124,125
Fixed assets	TJLP + 3.50%	—	—	729,580	812,691
Investments	8.37%	—	—	898,082	22,510
Long-term loans stated in foreign currency
Working capital (US$)	9.50%	—	—	220,419	226,104
Bearer bonds (Perpetual bonds and Senior Notes) (US$)	8.88%	1,289,830	1,411,690	2,137,224	2,337,845
Açominas Exports Notes Receivable (US$)	7.34%	—	—	435,900	543,739
Export Advances (US$)	6.57%	—	—	662,060	761,896
Investments (US$)	6.72%	—	—	131,768	162,945
Fixed assets and others (US$)	8.18%	—	—	1,916,473	844,318
Fixed assets (Cdn$)	6.55%	—	—	1,048	5,606
Working capital (€)	7.20%	—	—	278,044	—
Working capital (Clp$)		—	—	—	19,495
Working capital (Cop$)		—	—	—	102,300
Working capital (PA$)		—	—	—	126
		1,289,830	1,411,690	7,518,635	5,963,700
Minus: current portion		(7,030)	(7,270)	(1,171,602)	(611,280)
Long-term loans		1,282,800	1,404,420	6,347,033	5,352,420
Total loans		1,289,830	1,411,690	8,306,683	6,679,668

(*) Weighted average rate at December 31, 2006

The loans stated in Brazilian reais are indexed by the TJLP (Long-term Interest Rate), established by the Brazilian Government and used for the restatement of long-term loans granted by BNDES (National Bank for Economic and Social Development), or by the IGP-M (General Price Index - Market): Brazilian inflation rate, calculated by the Getúlio Vargas Foundation).

Summary of loans by currency:

	Company		Consolidated
	2006	2005	2006	2005
Brazilian real (R$)	—	—	1,811,972	977,826
U.S. dollar (US$)	1,289,830	1,411,690	6,050,151	5,507,492
Canadian dollar (Cdn$)	—	—	1,048	5,606
Euro (€)	—	—	357,408	—
Colombian peso (Cop$)	—	—	9,166	114,110
Argentine peso (PA$)	—	—	48,070	5,006
Chilean peso (Clp$)	—	—	28,868	69,628
	1,289,830	1,411,690	8,306,683	6,679,668

Maturity of the long-term:

	Company	Consolidated
2008	—	1,031,743
2009	—	986,763
2010	—	677,207
2011	—	477,827
After 2011	1,282,800	3,173,493
	1,282,800	6,347,033

a)                                      Guarantees

The loans contracted under the FINAME/BNDES program are guaranteed by the financed assets, in the amount of R$ 753,985. Certain loans are guaranteed by sureties by the parent companies on which the Company pays a fee of 1% p.a., on the amount guaranteed.

b)                                      Covenants

The banks granting the loans have been requiring financial covenants as a way of monitoring the Company’s financial status, as follows:

I)                                        Consolidated Interest Coverage Ratio - measures the debt service payment capacity in relation to EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization).

II)                                    Consolidated Leverage Ratio - measures the debt coverage capacity in relation to EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization).

III)                                Required Minimum Net Worth - measures the minimum net worth required in financial agreements; and

IV)                                Current Ratio (current liquidity ratio) - measures the capacity to pay current liabilities.

All the covenants mentioned above are calculated on a consolidated basis, except for item IV, which refers to the parent company Metalúrgica Gerdau S.A., and have been complied with. The penalty for non-compliance is the possibility of a claim of default by the banks and the immediate maturity of the loans.

c)                                      Credit lines

In October 2005, the subsidiaries Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A. obtained a pre-approved credit line from BNDES - National Bank for Economic and Social Development of R$ 900,000 for the purchase of equipment and for expenses. These funds will be provided as the subsidiaries carry out their own investment plans and submit proof of expenditures to BNDES. At December 31, 2006, R$ 366,030 of this credit line had been drawn down.  The contracted interest rate was the Long-term Interest Rate (TJLP) + 3% p.a. The contracts are guaranteed by Indac - Ind. Adm. e Comércio S.A. and by the financial covenants of Metalúrgica Gerdau S.A.

In August 2006, the subsidiary Gerdau Açominas S.A. obtained a loan approval from BNDES - National Bank for Economic and Social Development of R$ 344,749 for increasing the production capacity of liquid steel at the unit in Ouro Branco - MG from the present 3 million metric tons a year to 4.5 million metric tons a year by making investments in a new coke plant, new sintering facilities, and a new blast furnace, as well as for implementing social projects to be carried out directly by the company or in partnership with non-profit public or private institutions that are directly involved in the local community. The contracted interest rate was the Long-term Interest Rate (TJLP) + 2% p.a. The contracts are guaranteed by Indac - Ind. Adm. e Comércio S.A. and by the financial covenants of Metalúrgica Gerdau S.A. At December 31, 2006, R$ 270,035 of this credit line had been drawn down.

In November 2006, Gerdau S.A. closed a Senior Liquidity Facility transaction in order provide the management of its liabilities with one more tool that will make it possible to better administer short-term risks. The transaction contributes to lowering the Company’s level of exposure in the case of a liquidity reduction in the financial and capital markets and is part of the Liability Management process being implemented by the Company. The Senior Liquidity Facility amounts to US$ 400 million (R$ 855,200 on December 31, 2006)  and the borrower will be the subsidiary GTL Trade Finance Inc., with the guarantee of the following companies: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., and Gerdau Comercial de Aços S.A. The program has a 3-year availability period with two years for payment as from when each disbursement is made. The costs are a Facility Fee of 0.27% p.a. and interest of Libor + 0.30% to 0.40% p.a. in the case of disbursement. This credit line had not yet been used at December 31, 2006.

The subsidiary Gerdau Açominas S.A. also has the following credit lines:

•                                          US$ 240 million (R$ 513,120 at December 31, 2006) from ABN AMRO Bank N.V., The Bank of Tokyo-Mitsubishi and UFJ Bank Limited, whose guarantee was given by Nippon Export and Investment Insurance (NEXI), with a term of seven years, of which two are the grace period and the remaining five for payment. The contracted interest rate was LIBOR plus interest of 0.5% p.a. (equivalent to an “all in” cost of 7.38% p.a. on the contract date). At December 31, 2006, US$ 240 million of this credit line had been drawn down. The funds will be used for the modernization of the Ouro Branco plant, which includes the following projects: Dephosphorization, HPS, Reheating Furnace of Blooms and part of the Continuous Casting of Blooms.

•                                          US$ 267 million (R$ 570,846 at December 31, 2006) from a group of banks led by Citibank, N.A, Tokyo Branch, whose credit insurance was given by Nippon Export and Investment Insurance (NEXI) and guarantee by Gerdau S.A. The transaction has a term of ten years, of which two are the grace period and the remaining eight for payment. The contracted interest rate was LIBOR plus interest of 0.3% p.a. (equivalent to an “all in” cost of 7.27% p.a. on the contract date). At December 31, 2006, US$ 155 million (R$ 331,390) of this credit line had been drawn down. The funds are being used to finance part of the project to expand the installed production capacity to 4.5 million metric tons, which includes the following subprojects: Raw Material Yards, Ladle Furnace, Billet Inspection Line, Transportation and Railroads, Water and Gas Piping Systems, Firefighting, Turbogenerator Blower, Boiler, Information Technology, Management and Technical Assistance.

Together with the contracting of this line of credit, Gerdau performed a swap transaction for protection against foreign exchange exposure of the Japanese yen against the US dollar (Note 16).

•                                          US$ 69 million (R$ 147,522 at December 31, 2006) from Export Development Canada, whose guarantee was given by KFW IPEX - Bank and by Gerdau S.A., with a term of six years, of which two are the grace period and the remaining four for payment. At December 31, 2006, US$ 45 million (R$ 96,210) of this credit line had been drawn down. The interest rate is 7.02 % per year. The funds will be applied in the supply of Continuous Casting of Blocks and Beam Blank.

•                                          US$ 201 million (R$ 429,738 at December 31, 06) from BNP Paribas - France (50%) and the Industrial and Commercial Bank of China (50%), whose guarantee was given by SINOSURE (China Export & Credit Insurance Corporation), credit agency for Chinese exports, and by Gerdau S. A., with a term of 12 years, for which three are the grace period and the remaining nine for payment. At December 31, 2006, US$ 151 million (R$ 322,838) of this credit line had already been drawn down. The interest rate is 6.97% p.a. The funds will be used to finance 85% of the supply for the Blast Furnace, Coking and Sintering Facilities.

The North American subsidiaries have a credit line in the amount of US$ 650 million (R$ 1,389,700 at December 31, 2006) falling due in October 2010, which can be drawn in US dollars (at LIBOR plus interest of between 1% and 2% p.a. or US Prime/FED Funds plus interest of -0.5% and +0.5% p.a.) or in Canadian dollars (at the Bankers Acceptance (BA) rate plus interest of between 1% and 2% p.a. or Canadian Prime plus interest of between 0% and 1% p.a.) The distribution of this credit line among the companies is made in proportion to the working capital of each North American subsidiary. This credit line had not been used up to December 31, 2006. The inventories and accounts receivable of subsidiaries were given as guarantee for this credit line.

In November 2006, the subsidiary Gerdau Ameristeel US Inc. was given a credit line from KfW of US$ 75 million (R$ 160,350 at December 31, 2006) to be paid in November 2008. The contracted interest rate was LIBOR plus interest of between 0.30% to 0.60% p.a. for ECA Loans and LIBOR plus interest of between 1.6% to 2.2% p.a. for Commercial Loans. This credit line was not being used at December 31, 2006. The funds will be used to finance purchases of fixed assets. The equipment to be financed will be given as guarantee for this line.

The subsidiary Gerdau Aza S.A. has a line of credit for working capital of Clp$ 44.9 billion (R$ 188,444 at December 31, 2006), bearing interest of 5.76% p.a. This line was not being used at December 31, 2006.

NOTE 15 - DEBENTURES

	General	Number
Issue	Meeting	Issued	In portfolio	Maturity	Annual rate	2006	2005
3rd - A and B	27/05/1982	144,000	83,604	1/6/2011	CDI	123,538	160,315
7th	14/07/1982	68,400	53,930	1/7/2012	CDI	38,743	74,959
8th	11/11/1982	179,964	45,251	2/5/2013	CDI	235,660	234,455
9th	10/6/1983	125,640	64,021	1/9/2014	CDI	164,983	158,519
11th - A and B	29/06/1990	150,000	111,388	1/6/2020	CDI	98,006	158,258
Company						660,930	786,506

Gerdau Ameristeel Corp.	4/23/1997	125,000	—	30/04/2007	6.50%	—	228,816
Aços Villares S.A.	1/9/2005	28,500	—	1/9/2010	104.5% DI	115,173	—
Debentures held by consolidated subsidiaries						(16,906)	(43,560)
Consolidated						759,197	971,762
Current						1,173	2,719
Long-term						758,024	969,043

The maturity dates of the long-term payments are as follows:

	Company	Consolidated
2010	—	114,000
2011	123,538	123,538
2012	38,743	38,743
After 2012	498,649	481,743
	660,930	758,024

Debentures issued by Gerdau S.A.

The debentures are stated in Brazilian reais, are not convertible into shares and have variable interest at a percentage of the CDI (Interbank Deposit Certificate) rate. The nominal annual interest rate was 15.03% and 18.99% at December 31, 2006 and 2005, respectively.

Debentures issued by Gerdau Ameristeel Corporation
Gerdau Ameristeel Corporation carried out the total repayment of its debentures on September 8, 2006 at the total amount of Cdn$ 125 million, equivalent to R$ 240,762 on the same date.
Debentures issued by Aços Villares S.A. (proportional consolidation - 40%)
The Aços Villares S.A. debentures are nominative, of a single series, unsecured and not convertible into shares. A total of 28,500 debentures were issued and placed on the market, with a par value of R$ 10 each and totaling R$ 285,000. The debentures have a term of five years and mature on September 1, 2010. Interest, equivalent to 104.5% of the Interbank Deposit rate, will be paid quarterly. The principal will be paid in eight equal installments, quarterly and consecutively, the first on December 1, 2008.
The controlling shareholders hold, directly or indirectly, R$ 407,559 in 2006 (R$ 543,383 in 2005) of the outstanding debentures.

NOTE 16 - FINANCIAL INSTRUMENTS

a)                                      General comments - Gerdau S.A. and its subsidiaries enter into transactions with financial instruments whose risks are managed by means of financial positions and exposure limit controls. All instruments are fully recorded in the books of account and mainly relate to the instruments listed below.

•                  Marketable securities - are recorded at their redemption value as of the financial statement date and are explained and presented in Note 5;

•                  Investments - are explained and presented in Note 10;

•                  Related parties - are explained and presented in Note 21;

•                  Loans - are explained and presented in Note 14;

•                  Debentures - are explained and presented Note 15; and

•                  Financial derivatives - In order to minimize the effects of fluctuations in foreign exchange rates on their liabilities, the subsidiaries Gerdau Açominas S.A. and Dona Francisca Energética S.A. entered into swap contracts whereby these liabilities were converted into Brazilian reais on the contract date and linked to changes in the CDI interest rate and the General Market Price Index (IGP-M), plus additional interest. The subsidiaries Gerdau Açominas S.A., GTL Equity Investments Corp., Dona Francisca Energética S.A., and Gerdau Ameristeel Corporation also entered into swap contracts linked to LIBOR. The subsidiary Gerdau Aços Longos S.A. entered into swap contracts linked to the TR (Referential Rate) and changes in the CDI (Brazilian interbank certificate of deposit) rate.

The swap contracts, by purpose, are listed below.

Consolidated
Contract date	Purpose	Amount (US$ thousand)	Annual rate	Maturity
05/15/2001	Fixed Assets	4,364	5.97%	11/15/2010
04/17/2003	Fixed Assets	4,211	IGP-M+1295% p.a.	05/15/2007 to 11/16/2010
04/17/2003	Fixed Assets	5,200	97.00% of CDI	05/15/2007 to 11/18/2013
04/17/2003	Fixed Assets	4,210	100.90% of CDI	05/15/2007 to 11/16/2010
10/30/2003	Bank Notes	200,000	LIBOR + 5.88%	0715/2011
01/31/2005	Fixed Assets	240,000	5.64%	11/30/2011
11/22/2005	Fixed Assets	40,000	5.97%	12/15/2008
11/22/2005	Fixed Assets	43,125	7.05%	08/18/2008
03/24/2006	Fixed Assets	111,000	Japanese LIBOR + 0.3% interest	02/15/2007 to 11/16/2007
03/24/2006 (*)	Fixed Assets	267,000	5.74%	09/14/2016
05/19/2006 to 10/11/2006	Working capital	30,000	5.64%	05/22/2007 to 10/11/2007
07/17/2006	Working capital	89,688	87.2% of CDI	4/12/2007

(*)                         A reverse swap was contracted at the same rate and maturing on November 16, 2007, enabling the subsidiary Gerdau Açominas S.A. to address the unpredictability of payments.

b) Market value - the market values of these financial instruments are as follows:

	Company
	2006		2005
	Book	Market	Market	Market
	value	value	value	value
Marketable securities	759,149	759,149	1,275,722	1,275,722
Debentures	660,930	660,930	786,506	786,506
Investments	10,877,103	10,877,103	8,943,730	8,943,730
Related parties (assets)	168,985	168,985	—	—
Related parties (liabilities)	—	—	101,371	101,371
Stock options (liabilities)	—	21,525	—	11,763
Treasury shares	109,609	178,158	60,254	119,696
Perpetual bonuses	1,289,830	1,374,200	1,411,690	1,439,531

	Consolidated
	2006		2005
	Book	Market	Market	Market
	value	value	value	value
Marketable securities	5,263,590	5,263,590	4,279,199	4,279,199
Securitization financing	435,900	435,900	543,739	543,739
Import financing	1,876,310	1,876,310	844,318	844,318
Prepayment financing	603,436	603,436	777,447	777,682
Bank notes financing	854,471	956,136	932,861	1,049,893
Fixed assets financing	39,472	40,734	41,393	41,592
Treasury shares	109,609	178,158	60,254	119,696
Perpetual bonuses	1,289,830	1,374,200	1,411,690	1,439,531
Other financing	3,207,264	3,207,264	2,128,220	2,128,220
Debentures	759,197	759,197	971,762	996,946
Investments	363,873	363,873	112,668	112,668
Related parties (assets)	—	—	302	302
Related parties (liabilities)	1,018	1,018	—	—
Stock options (liabilities)	—	23,909	—	14,241
Swap contracts - fixed assets (assets)	—	—	5,462	5,462
Swap contracts - fixed assets (liabilities)	32,090	33,352	—	—
Swap contracts - investments (liabilities)	—	—	374	374
Swap contracts - working capital (assets)	1,345	1,345	—	—
Swap contracts - working capital (liabilities)	16	16	—	—
Swap contracts - bank notes (liabilities)	20,377	20,377	13,578	13,578

The market values of the swap contracts of subsidiaries in Brazil were obtained based on future income projections for each contract, calculated based on the present value of the forward U.S. dollar plus coupon rates (assets) and CDI/IGPM future rates (liabilities) and adjusted to present value on the financial statement date using the projected future CDI/IGPM rate for each maturity.  The same methodology is applied for the calculation of the market values of the swap contracts of the subsidiary Gerdau Ameristeel Corporation, using the LIBOR rate.

Swap contracts related to loan contracts are classified together with the related loans, as a contra entry to the “Financial expenses/income, net” account, and are stated at cost plus accrued charges up to the financial statement date. Contracts not linked to loans have been recorded at their market value under the heading “Other accounts receivable” (asset) and “Other accounts payable” (liabilities), as applicable.

The Company and its subsidiaries believe that the balances of the other financial instruments, which are recognized in the books at their net contracted amounts, are substantially similar to those that would be obtained if they were negotiated in the market. However, because the markets for these instruments are not active, differences could exist if they were settled in advance.

c)                                      Financial risk factors that could affect the Company’s and its subsidiaries’ business:

Price risk: This risk is related to the possibility of price variations of the products that the subsidiaries sell or in the raw material prices and other inputs used in the production process.  Since the subsidiaries operate in a commodity market, their sales revenues and cost of sales may be affected by the changes in the international prices of their products or materials.  In order to minimize this risk, the subsidiaries constantly monitor the price variations in the local and international markets.

Interest rate risk: This risk arises as a result of the possibility of losses (or gains) due to fluctuations in interest rates relating to its assets/investments and liabilities invested/raised in the market.  In order to minimize possible impacts resulting from interest rate fluctuations, the Company and its subsidiaries have adopted a policy of diversification, alternating between fixed rates and variable rates (such as LIBOR and the CDI) and periodically renegotiating contracts to adjust them to market.

Exchange rate risk: This risk is related to the possibility of fluctuations in foreign exchange rates affecting financial expenses (or income) and the liability (or asset) balance of contracts denominated in a foreign currency.  Along with accounts receivable originating from exports from Brazil and the investments abroad which are a natural hedge, the Company and its subsidiaries also use hedge instruments, usually swap contracts, as described in item “a” above, to manage the effects of these exchange fluctuations.

Credit risk: This risk arises from the possibility of the subsidiaries not receiving amounts arising from sales or investments with financial institutions.  In order to minimize this risk, the subsidiaries adopt the procedure of analyzing in detail the financial and equity position of their customers, establishing a credit limit and constantly monitoring their balances.  In relation to financial investments, the Company and its subsidiaries invest solely in institutions with low credit risk, as assessed by rating agencies. In addition, each institution has a maximum limit for investment, determined by the Credit Committee.

NOTE 17 - FINANCIAL INCOME/EXPENSES

	Company		Consolidated
	2006	2005	2006	2005
Financial income
Financial investments	118,864	61,056	828,795	400,123
Interest	62,364	120,790	45,008	30,684
Monetary variations	2	—	27,986	3,144
Foreign exchange variations	—	61	(25,141)	(12,636)
Other financial income	28	5,586	5,075	31,665
Total income	181,258	187,493	881,723	452,980

Expenses
Interest on loans	(223,280)	(166,096)	(696,287)	(506,641)
Monetary variations	(932)	(2,217)	(27,855)	(22,964)
Foreign exchange variations	127,553	(30,816)	344,738	236,372
Foreign exchange swaps	—	—	(30,167)	(57,222)
Interest rate swaps	—	—	(6,158)	(681)
Other financial expenses	(29,242)	(12,469)	(144,259)	(131,760)
Total expenses	(125,901)	(211,598)	(559,988)	(482,896)

NOTE 18 - TAX AND SOCIAL CONTRIBUTIONS PAYABLE

	Company		Consolidated
	2006	2005	2006	2005
Income Tax and Social Contribution on Net Income	—	—	122,099	108,285
Payroll charges	266	184	108,569	52,302
ICMS - Value-added tax on sales and services	—	—	34,162	34,355
COFINS - Social Contribution on Revenues	9,563	36	31,062	19,019
IPI - Excise tax	—	—	8,631	21,599
PIS - Social Integration Program	2,075	2	6,668	4,139
Withholding Income Tax and Social Contribution	1,459	1,096	40,696	7,232
Tax payable in installments	75	75	6,404	4,196
Other	25	4	62,037	54,940
	13,463	1,397	420,328	306,067

NOTE 19 - SPECIAL INSTALLMENT PAYMENT PROGRAM (PAES)

The proportionally consolidated (52%) subsidiary Dona Francisca Energética S.A. enrolled in the PAES, established by Law 10684/03, at the Federal Revenue Secretariat, to settle Corporate Income Tax (IRPJ), Social Contribution on Net Income (CSLL), Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) liabilities. The balances of these tax liabilities are recorded in taxes and social contributions payable, in current liabilities, and in other accounts payable, in long-term liabilities. The balances of the renegotiated taxes, which were divided into 180 installments of which 137 are not yet due, are restated by the Long-term Interest Rate (TJLP) and are as follows:

	Consolidated
	2006			2005
	Principal	Interest	Total	Principal	Interest	Total
IRPJ	17,276	5,734	23,010	18,790	4,756	23,546
CSLL	6,263	2,078	8,341	6,812	1,724	8,536
PIS	613	204	817	666	169	835
COFINS	2,830	939	3,769	3,078	779	3,857
	26,982	8,955	35,937	29,346	7,428	36,774

Current	2,363	785	3,148	2,363	599	2,962
Long-term	24,619	8,170	32,789	26,983	6,829	33,812

Dona Francisca Energética S.A. pays its taxes, contributions and other liabilities on their due dates, which is a basic requirement to remain eligible for the PAES program.

On July 31, 2003, the proportionally consolidated Aços Villares S.A. (40%) enrolled in the PAES. The payment will be made in monthly, successive installments up to July 2013 and subject to TJLP financial charges. Properties with a book value of R$ 170,276 and machinery, equipment and installations with a book value of R$ 95,490 have been given in guarantee of the consolidated debt. On December 31, 2006, the consolidated balance was R$ 20,678, R$ 17,497 of which was long-term.

NOTE 20 - PROVISION FOR CONTINGENCIES

The Company and its subsidiaries are parties to labor, civil, and tax lawsuits. Based on the opinion of its legal advisors, management believes that the provision for contingencies is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions, and that the final decisions will not have significant effects on the financial position of the Company at December 31, 2006.

The balances of the contingencies, net of the corresponding judicial deposits, are as follows:

I)                                        Contingent liabilities for which a provision has been recorded

		Company		Consolidated
		2006	2005	2006	2005
a) Tax Contingencies
Valued-added tax on sales and services (ICMS)	(a.1)	—	1,099	47,766	44,879
Social contribution on net income (CSLL)	(a.2)	6,008	7,216	6,008	7,333
Corporate income tax (IRPJ)	(a.3)	15,977	19,993	15,977	19,993
National Institute for Social Security (INSS)	(a.4)	12,936	12,963	33,752	29,924
Social Integration Program (PIS)	(a.5)	—	1,831	320	1,904
Social Contribution on Revenues (COFINS)	(a.5)	—	6,363	—	6,910
Emergency Capacity Charge (ECE)	(a.6)	9,072	9,302	33,852	33,896
Extraordinary Tariff Recomposition (RTE)	(a.6)	5,120	5,349	21,574	19,675
Import Tax (II)/Excise Tax (IPI) Drawback	(a.7)	—	—	82,070	76,402
Other tax contingencies	(a.8)	7	7	21,186	986
(-) Judicial deposits	(a.9)	(30,001)	(29,901)	(89,941)	(93,848)
		19,119	34,222	172,564	148,054
b) Labor Contingencies	(b.1)	10,963	10,963	71,243	49,517
(-) Judicial deposits	(b.2)	(3,055)	(3,055)	(10,385)	(10,315)
		7,908	7,908	60,858	39,202
c) Civil Contingencies	(c.1)	—	—	12,671	6,012
(-) Judicial deposits	(c.2)	—	—	(1,193)	(1,074)
		—	—	11,478	4,938
		27,027	42,130	244,900	192,194

a)                                      Tax contingencies

a.1)                            Lawsuits relating to Value-Added Tax on Sales and Services (ICMS), the majority of which relates to credit rights, mostly under judgment by the Finance Secretariat and the Courts of the State of Minas Gerais.

a.2)                            Social Contribution on Net Income. The amounts refer to challenges of the constitutionality of the contribution in 1989, 1990 and 1992. Some of these lawsuits are pending judgment with the Federal Courts in Alagoas and Pernambuco.

a.3)                            Matters concerning Corporate Income Tax (IRPJ) in discussion at the administrative level.

a.4)                            Social security contributions due to the INSS, with lawsuits for annulment by the company, with judicial deposits of practically the whole amount involved, in progress in the Federal Court of the First Instance in the state of Rio de Janeiro. In the consolidated financial statements, the additional provision refers to lawsuits questioning the position of the INSS charging INSS contributions on profit sharing payments made by the subsidiary Gerdau Açominas S.A., as well as on payments for services rendered by third parties, in which the INSS calculated charges for the last 10 years and assessed the company because it understands that it is jointly liable. The assessments were upheld at the administrative level; the subsidiary Gerdau Açominas S.A. subsequently filed actions to cancel the decision and made judicial deposits of the related amounts, based on the understanding that the rights to assess part of the charge had prescribed and that no such liability exists.

a.5)                             The contingencies relating to the Social Integration Program (PIS) and Social Contribution on Revenues (COFINS), calculated on income other than sales revenues, were reversed during the year following the final and irrevocable ruling in the company’s favor of the injunction questioning the unconstitutionality of Law 9718/98.

a.6)                           Emergency Capacity Charge (ECE) and Extraordinary Tariff Recomposition (RTE) are charges included in the electricity bills of the industrial units of the Company. According to the management, these charges are of a tax nature and, as such, are incompatible with the National Tax System provided in the Federal Constitution. For this reason, the constitutionality of these charges is being challenged in court. The lawsuits are in progress in the Federal Justice of the First Instance of the states of São Paulo and Rio Grande do Sul, as well as in the Federal Regional Courts. The subsidiaries have fully deposited in court the amounts of the disputed charges.

a.7)                             The provision recorded in the last quarter of 2005 by the subsidiary Gerdau Açominas S.A is intended to cover amounts requested by the Federal Revenue authorities for Import Tax, Excise Tax and resulting additional charges on transactions made under a drawback granted which was subsequently annulled by the Foreign Trade Operations Department (DECEX). The subsidiary does not agree with the administrative decision that annulled the grant and defends the legality of the transactions made. The appeal is currently pending judgment in the Superior Court of Justice (STJ). On October 11, 2006, the Court denied the court injunction requested, giving rise to Gerdau Açominas S.A. appealing to the Federal Supreme Court, which was accepted and is currently awaiting the indication of the judge for judgment.

a.8)                             The provision was recorded, considering the opinion of the legal advisors and management, for those claims for which loss was considered probable, for an amount sufficient to cover the expected amount of the losses.

a.9)                             The judicial deposits relate to amounts deposited and maintained in court until the resolution of the related litigation. The balances of these credits are classified as a reduction of the provision for tax contingencies.

b)                                     Labor Contingencies

b.1)                            Company and its subsidiaries are also parties to labor claims. None of these claims involve significant amounts and the lawsuits mainly involve overtime pay, health and danger hazards, among others.

b.2)                            The judicial deposits are amounts deposited and withheld in court until the resolution of the related legal matters. The balances of these deposits are classified as a reduction of the provision for labor contingencies.

c)                                      Civil Contingencies

c.1)                             The Company and its subsidiaries are party to civil claims arising in the normal course of their operations, including claims arising from work accidents, which total on December 31, 2006 the amount shown as the contingent liability for these matters.

c.2)                             The judicial deposits are classified as a reduction of the provision for civil contingencies.

II)                                    Contingent liabilities for which no provision has been recorded

a)                                      Tax contingencies

a.1)                             The company is a defendant in assessments filed by the state of Minas Gerais demanding ICMS tax payments arising mainly from the sales of products to commercial exporters. The total amount of the lawsuit is R$ 33,795. The Company has not recorded any provision for contingency in relation to these lawsuits since it considers this tax is not payable, because products for export are exempt from ICMS.

a.2)                             The company and its subsidiary Gerdau Açominas S.A. are defendants in assessments filed by the state of Minas Gerais which demand ICMS tax payments on the export of semi-finished manufactured products. The subsidiary Gerdau Açominas S.A. has also filed a lawsuit for the annulment of an action of the same nature. The total amount of the lawsuits is R$ 289,905. The companies have not recorded any provision for these claims since they consider that this tax is not payable because the products cannot be considered semi-finished manufactured products as defined by the federal complementary law and, therefore, are not subject to this tax.

a.3)                             On December 6, 2000, the Company enrolled in the Alternative Installment to the Tax Recovery (REFIS) Program to pay the Social Integration Program (PIS) and the Social Contribution on Revenues (COFINS) contributions in 60 installments, having paid the last one on May 31, 2005. The discussion considering the use of R$ 40,118 of credits acquired from third parties was superceded by the revoking of the Management Committee’s Resolution that introduced this prohibition, as well as by the decision in favor of the company in the suit initiated by it. The remaining balance of R$ 4,354 was contested and once the pending issues in the administrative process are solved with the REFIS Management Committee, the installment program will be terminated.

b)                                     Civil Contingencies

b.1)                            Antitrust lawsuit involving Gerdau S.A. brought by two civil construction unions in the state of São Paulo alleging that Gerdau S.A. and other long steel producers in Brazil share customers among them, violating the antitrust legislation. After investigations carried out by the National Secretariat of Economic Law (SDE) and based on public hearings, the SDE was of the opinion that a cartel exists. This conclusion was also supported by an earlier opinion by the Secretariat for Economic Monitoring (SEAE). The lawsuit was therefore forwarded to the Administrative Council for Economic Defense (CADE) for judgment.

However, its course was suspended from May 2004 to August 16, 2005 due to a legal protection granted within a new lawsuit brought by Gerdau S.A. with the purpose of annulling the administrative proceeding grounded on formal irregularities found in its discovery. The annulment of the legal protection by the Federal Regional Court occurred as a result of appeals brought by CADE.

CADE, regardless of the request for submission of negative evidence of cartel made by Gerdau, judged the merits of the administrative proceedings on September 23, 2005 and, by a majority of votes, fined the Company and other long steel producers an amount equivalent to 7% of gross revenues in the year before the Administrative Proceeding was commenced, excluding taxes, for formation of a cartel. The content of this decision proved to be contradictory, forcing Gerdau S.A. to seek, at two different moments, clarifications through an Amendment of Judgment - a procedural instrument that does not seek to reexamine the merits of a decision, but rather provide an explanation for the “obscurity,” “contradiction” or “omission” contained in the decision. Both Amendments were judged, disclosed and provided, respectively, on March 29, 2006 and May 24, 2006.

It is important to point out that there was no reexamination of the merits of the decision in these judgments, nor do the decisions in the fundamental principal of “Amendments” correspond to new convictions or judgments in a higher court.

Despite the CADE decision, the legal action brought by Gerdau S.A. follows its normal course and, at present, awaits judgment in the lower court. In the event the procedural irregularities alleged by Gerdau S.A. are recognized by the court, the CADE decision may be annulled.

Furthermore, to reverse the terms of the decision by CADE, Gerdau S.A. appealed to the Judiciary on July 26, 2006 by bringing a new ordinary suit that not only ratifies the terms of the first demand, but also points out the irregularities found during the course of the administrative process with CADE. The Federal Judge in charge of analyzing the action decided on August 30, 2006, for legal protection purposes, to suspend the effects of CADE’s decision until the Judge’s final decision. The judicial guarantee was performed by a bank guarantee corresponding to 7% on the gross income before taxes calculated in 1999 (R$ 245,070). For clarity purposes it should be pointed out that because of the current norms for civil lawsuits, this ordinary suit will follow legal process together with the original lawsuit.

It should be noted that just prior to the CADE decision, the Federal Public Ministry of the state of Minas Gerais issued a judgment on a Public Civil Action, based on the above mentioned SDE decision, and, without mentioning any new elements, alleged that the Company was involved in activities which contravened the antitrust legislation. Gerdau S.A. contested this allegation on July 22, 2005.

The Company denies having engaged in any type of anti-competitive conduct and believes, based on information available, including the opinion of its legal advisors that the administrative process until now includes many irregularities, some of which are impossible to resolve. In relation to the merit, Gerdau S.A. is sure that it did not practice the alleged conduct and, in this regard, its convictions are supported by renowned experts and the Company, consequently, believes in the possibility of its conviction being reversed.

b.2)                            A civil lawsuit has been filed against subsidiary Gerdau Açominas S.A. regarding the termination of a contract for the supply of slag and indemnities for losses and damages. As of December 31, 2006, this claim amounted to approximately R$ 37,237. Gerdau Açominas S.A. contested all bases for the lawsuit and filed a counterclaim for the termination of the contract and indemnity for breach of contract. The judge declared the contract to be terminated, since this demand was common to both parties. With regards to the remaining discussion, the judge understood that both parties were at fault and judged the requests for indemnity unfounded. This decision was maintained by the Court of Civil Appeals of the State of Minas Gerais (TAMG), and the court decision is based on expert evidence and interpretation of the contract.

As regards the termination and the fact that the indemnity claimed by the supplier is not payable, the Court of Civil Appeals of the state of Minas Gerais confirmed the termination of the contract and granted the appeal by Gerdau Açominas S.A. to charge the supplier for the costs of removal of the slag, maintaining that the latter’s claim has no grounds.

A Special Appeal was initially brought against TAMG’s decision, whose continuation was denied, against which a Bill of Review was filed in which the Superior Court of Justice (STJ) instructed TAMG to complement the judgment challenged, which occurred in 2005. In this judgment, the previous decision was maintained and a new Special Appeal filed, which was also denied. A new Bill of Review was filed, which was only done in order to file the Special Appeal whose decision has not been announced to the present date.

Gerdau Açominas S.A. believes that any loss is remote since it is of the opinion that any change in judgment is unlikely, as the judgment was based on the analysis of evidence and interpretation of the contract, which practically precludes the chances of success of the appeals, which has been confirmed by the successive judgments against the appellant.

b.3)                            A civil lawsuit has been filed by Sul América Cia. de Seguros, an insurance company, against Gerdau Açominas S.A. and the New York branch of Westdeutsche Landesbank Girozentrale (WestLB), a bank, for the payment of R$ 34,383 to settle an insurance claim, which has been deposited in court.

The insurance company pleaded doubt in relation to whom payment should be made and alleged that the Subsidiary is resisting receiving the payment and settling the matter. The lawsuit was contested both by the Bank - which claims having no right over the amount deposited and thus resolves the doubt raised by Sul América - and by the Company - which claims that there is no such doubt and that there is no justification to refuse payment since the amount owed by Sul América is higher than the amount involved in the lawsuit. Subsequently, Sul América claimed fault in the Bank’s representation, a matter that has already been settled, and the judicial deposit was withdrawn in December 2004.

Based on the opinion of its legal advisors, the subsidiary expects a loss to be remote and that the sentence will declare the amount payable within the amount stated in the pleading. Also, Gerdau Açominas S.A. filed, prior to this lawsuit, a lawsuit for the payment of the amount recognized by the insurance companies. The lawsuits are pending. The subsidiary expects a favorable outcome in this lawsuit.

The civil lawsuits arise from an accident on March 23, 2002 with the blast furnace regenerators of the Ouro Branco unit, which resulted in the stoppage of several activities, with material damages to the steel mill equipment and loss of profits. The equipment, as well as the loss of profits arising from the accidents, was covered by an insurance policy. The report on the events, as well as the loss claim for prompt payment, was filed with IRB - Brasil Resseguros, and an advance payment of R$ 62,000 was received in 2002.

In 2002, a preliminary and conservative estimate of indemnities related to the coverage of loss of profits and material damages, in the total amount of approximately R$ 110,000, was recorded, based on the amount of fixed costs incurred during the period of partial stoppage of the steel mill activities and the immediate expenses to be incurred to recover the equipment temporarily. This estimate approximates the advance amount received (R$ 62,000) plus the amount proposed by the insurance company as a complement to settle the indemnity (R$ 34,383). Subsequently, new amounts were added to the dispute as stated in the subsidiary’s plea, although not yet recorded. In addition to these amounts, the Company also incurred other costs for the recovery of the damage resulting from the accident, as well as other related losses that were listed in its challenge to the lawsuit in progress and which will be confirmed during the discovery phase, when they will be recorded. The case is still in progress with the engineering and accounting experts who will legally prove the amounts stated by Gerdau Açominas S.A.

Based on the opinion of its legal advisors, Management considers that losses from other contingencies that may affect the results of operations or the Company’s consolidated financial position are remote.

III)                             Contingent gains not recorded

a)                                   Tax contingencies

a.1)                   The Company believes that the realization of certain contingent gains is possible. Among them is a court-order debt security issued in 1999 in the amount of R$ 26,580, arising from an ordinary lawsuit against the state of Rio de Janeiro for non-compliance with the Loan Agreement for Periodic Execution in Cash under the Special Industrial Development Program (PRODI). Due to the default by the State of Rio de Janeiro and the non-regulation of the Constitutional Amendment 30/00, which granted the government a ten-year moratorium for the payment of securities issued to cover court-order debt not related to food, there is no expectation of realization of this credit in 2007 or in the next following years. For this reason, this gain is not recorded in the financial statements.

a.2)                   Also, the Company and its subsidiaries Gerdau S.A., Gerdau Açominas S.A. and Margusa - Maranhão Gusa S.A. expect to recover IPI premium credits. Gerdau S.A. and the subsidiary Margusa - Maranhão Gusa S.A. have filed administrative appeals for recovery, which are pending judgment. With regards to the subsidiary Gerdau Açominas S.A., the proceedings were judged unfavorably. Currently, the process awaits judgment of the appeal filed by the subsidiary. The Company estimates the credits at R$ 273,004 (consolidated). No accounting recognition has been made thereof because of uncertainty as to their realization.

IV)                            Assets recorded in the year

a)                                   Tax contingencies

a.1)                   Final and irrevocable decisions were made during the year confirming the claims made by the Company and certain of its subsidiaries, that PIS and COFINS are not payable on income other than sales revenues, following the precedent set by the Superior Federal Court, which declared the unconstitutionality of Paragraph 1, Art. 3 of Law 9718/98. This generated the recognition and recording of credits totaling R$ 67,726.

NOTE 21 - RELATED PARTIES

a)                              Analysis of loan balances

	Company		Consolidated
	2006	2005	2006	2005
Loans receivable
Gerdau Aços Longos S.A.	21,283	—	—	—
Florestal Rio Largo S.A.	—	—	284	—
Fundação Gerdau	—	—	1,018	294
Gerdau Aços Especiais S.A.	240,500	—	—	—
Metalúrgica Gerdau S.A.	—	—	—	137
Santa Felicidade Ltda.	—	—	127	—
Other	—	—	138	—
	261,783	—	1,567	431
Loans payable
GTL Financial Corp.	(93,463)	(101,144)	—	—
GTL Equity Investments Corp.	(33,758)	—	—	—
Florestal Rio Largo S.A.	—	—	—	(119)
Gerdau Aços Longos S.A.	—	(227)	—	—
Metalúrgica Gerdau S.A.	—	—	(2,569)	—
Santa Felicidade Ltda.	—	—	—	(6)
Other	—	—	(16)	(4)
	(127,221)	(101,371)	(2,585)	(129)
Accounts receivable
Empresa Siderúrgica del Perú S.A.A. - Siderperú (Note 21- d)	34,423	—	—	—
	168,985	(101,371)	(1,018)	302

Financial income (expenses), net	50,283	9,625	1,663	27,874

b)                              Commercial transactions

	Company
	2006		2005
	Income	Accounts	Income	Accounts
	(expenses)	receivable	(expenses)	receivable
Banco Gerdau S.A.	82	2,687	373	2,336
Indac - Ind. Adm. e Comércio S.A. (*)	(5,844)	—	(6,145)	—
Grupo Gerdau Empreend. Ltda (**)	—	—	(600)	—

(*) Payments of guarantees of loans.

(**) Payment for use of the Gerdau brand name.

c)             Guarantees granted

The Company is guarantor of the subsidiaries Gerdau Açominas S.A., Gerdau Aços Longos S.A. and Gerdau Aços Especiais S.A. for loan agreements of R$ 1,149,756, R$ 69,538 and R$ 394, respectively. Gerdau S.A. has granted a loan guarantee to GTL Spain of R$ 34,133. The Company is the guarantor of the jointly-owned subsidiary Dona Francisca S.A. for loan agreements in the total amount of R$ 81,791, corresponding to 51.82% of the joint guarantee. The Company is also the guarantor for securitization transactions of the subsidiary Gerdau Açominas Overseas Ltd., of US$ 201,559, equivalent to R$ 430,933 at December 31, 2006.  The subsidiaries Gerdau Açominas S.A. and Gerdau Comercial de Aços S.A. are the guarantors of the vendor financing loan agreements of the associated Banco Gerdau S.A., of R$ 20,094 and R$ 11,389, respectively. The Company and the subsidiaries Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., and Gerdau Comercial de Aços S.A. are guarantors for the Senior Liquidity Facility transaction of the subsidiary GTL Trade Finance Inc. of US$ 400 million, equivalent to R$ 855,200 at December 31, 2006.

d)             Accounts receivable

At December 31, 2006, Gerdau S.A. held credits of R$ 34,423 from Siderúrgica del Perú S.A.A. - Siderperú relating to the Creditors’ Agreement.

e)             Conditions of prices and charges

The loan agreements between Brazilian companies are restated by the weighted average interest rate for market funding. The agreements with foreign companies are restated by charges (LIBOR plus 3% p.a.) plus foreign exchange variation, when applicable. Sales and purchases of inputs and products are made under terms and conditions similar to those of unrelated third parties.

NOTE 22 - POST-EMPLOYMENT BENEFITS

Considering all the benefits granted to employees by the Company and its subsidiaries, the assets and liabilities on December 31 are as follows:

	Company		Consolidated
	2006	2005	2006	2005
Actuarial liabilities with pension plan – defined benefit	—	—	198,759	135,695
Actuarial liabilities with post-employment health benefits	—	—	209,550	119,687
Liabilities with retirement and severance benefits	—	—	5,684	8,396
Total liabilities	—	—	413,993	263,778
Unrecorded actuarial assets	15,721	662	278,389	209,309

a)             Pension plan - defined benefit

The Company and other Group subsidiaries in Brazil are the co-sponsors of defined benefit pension plans that cover substantially all employees in Brazil (“Açominas Plan” and “Gerdau Plan”).

The Açominas Plan is managed by Fundação Açominas de Seguridade Social - Aços, a closed supplementary pension entity whose purpose is to complement the social security benefits of employees and retired employees of the Ouro Branco unit. The assets of the Açominas Plan comprise investments in bank deposit certificates, federal government securities, marketable securities and properties.

The Gerdau Plan is managed by Gerdau - Sociedade de Previdência Privada, a closed supplementary pension entity to complement the social security benefits of employees and retired employees of the Company and other subsidiaries in Brazil. The assets of the Gerdau Plan comprise investments in bank deposit certificates, federal public securities and marketable securities.

Also, the Canadian and American subsidiaries sponsor defined benefit plans (Canadian Plan and American Plan) that cover substantially all of their employees. The Canadian and American plans are managed by CIBC Mellon and Wells Fargo, respectively, to complement the social security benefits of employees of Gerdau Ameristeel Corporation and its subsidiaries. The assets of the plans mainly comprise marketable securities.

The sponsors’ contributions to these pension plans were R$ 39 in 2006 (R$ 50 in 2005) for the Company and R$ 82,007 in 2006 (R$ 67,133 in 2005) Consolidated.

The current expense of the defined benefit pension plans is as follows:

	Company		Consolidated
	2006	2005	2006	2005
Cost of current service	304	157	75,541	64,346
Interest cost	5,559	452	148,319	134,420
Expected return on plan assets	(17,214)	(789)	(277,049)	(223,284)
Amortization of unrecognized liability	—	—	428	438
Amortization of past service costs	180	14	3,395	3,683
Amortization of (gain) loss	(3,848)	(103)	41,903	12,553
Expected contribution from employees	(1)	—	(7,097)	(5,997)
Pension plan cost (benefit), net	(15,020)	(269)	(14,560)	(13,841)

The reconciliation of the assets and liabilities of the plans is as follows:

	Company		Consolidated
	2006	2005	2006	2005
Total liabilities	(48,696)	(50,979)	(2,175,868)	(1,944,197)
Fair value of the plan assets	113,228	112,512	2,399,558	2,021,909
Net assets	64,532	61,533	223,690	77,712
Unrecorded losses (gains)	(51,330)	(63,570)	(168,665)	(31,920)
Past service costs	2,519	2,699	21,334	23,789
Other	—	—	3,271	4,033
Total net assets	15,721	662	79,630	73,614
Actuarial assets	15,721	662	278,389	209,309
Pension plan liability recorded in the books of accounts	—	—	(198,759)	(135,695)
Net assets	15,721	662	79,630	73,614

The changes in plan assets and actuarial liabilities were as follows:

	Company		Consolidated
	2006	2005	2006	2005
Changes in benefit liabilities
Benefit liabilities at the beginning of the year	50,979	50,196	1,944,197	1,779,443
Acquisitions	—	—	110,823	—
Cost of service	304	157	75,541	64,346
Interest cost	5,559	452	148,319	134,420
Actuarial loss (gain)	(4,906)	4,021	62,297	132,711
Payment of benefits	(3,240)	(3,165)	(67,425)	(61,992)
Foreign exchange effect on foreign subsidiaries	—	—	(102,237)	(110,173)
Transfer of participants	—	(682)	—	1,392
Initial liability recognitionadjustment	—	—	4,353	4,050
Benefit liabilities at the end of the year	48,696	50,979	2,175,868	1,944,197

	Company		Consolidated
	2006	2005	2006	2005
Change in plan assets
Fair value of the plan assets at the beginning of the year	112,512	108,988	2,021,909	1,844,817
Acquisitions	—	—	75,388	—
Return on plan assets	3,917	7,688	356,265	248,418
Contributions from sponsors	39	50	82,007	67,133
Contributions from participants	—	—	7,100	6,045
Payment of benefits	(3,240)	(3,165)	(67,425)	(61,992)
Transfer of participants	—	(1,049)	—	3,136
Foreign exchange effect on foreign subsidiaries	—	—	(75,686)	(85,648)
Fair value of the plan assets at the end of the year	113,228	112,512	2,399,558	2,021,909

The amount of the actuarial gains and losses to be recognized as income or expense is the unrecognized amount that exceeds, in each period, the higher of the following limits: (i) 10% of the present value of the total actuarial liability of the defined benefit plan and (ii) 10% of the fair value of the plan assets.  The resulting amount will be amortized annually based on the average remaining years of service estimated for the employees that participate in the plan.

The table below shows a summary of the assumptions made to calculate and record the defined benefit plan for both the Company and Consolidated:

			North America
	Gerdau Plan	Açominas Plan	Plan
Average discount rate	10.24%	10.24%	5,00% - 5,75%
Increase in compensation	8.16%	7.64%	2,50% - 4,25%
Expected return rate on assets	13.52%	11.28%	7,25% - 8,40%
Mortality chart	AT 1983	AT -2000	RP 2000
Disabled mortality chart	RRB 1944	AT -2000	RRB 1977
Turnover rate	Based on service and salary level	None	Based on age and service (plan experience)

b)             Pension plan - defined contribution

The Company and its subsidiaries in Brazil are also the co-sponsors of a defined contribution pension plan administered by Gerdau - Sociedade de Previdência Privada.  Contributions are based on a percentage of the compensation of the employees.

The foreign subsidiary Gerdau Ameristeel US Inc. has a defined contribution plan, the contributions to which are equivalent to 50% of the amount paid by the participants, limited to 4% of salary.

The total cost of these plans was R$ 127 in 2006 (R$ 198 in 2005) for the Company and R$ 17,784 in 2006 (R$ 16,627 in 2005) Consolidated.

c)             Other post-employment benefits

The Company estimates that the amount payable to executives upon their retirement or discharge totals R$ 5,684 in 2006 - consolidated (R$ 8,396 in 2005 - consolidated).

The American Plan includes, in addition to pension benefits, specific health benefits for employees who retire after a certain age and with a certain number of years of service.  The American subsidiary has the right to change or eliminate these benefits, and the contributions are based on amounts actuarially calculated.

The analysis of the net periodic cost for the post-employment health benefits is as follows:

	Consolidated
	2006	2005

Cost of service	4,332	3,394
Interest cost	9,589	6,404
Amortization of past service costs	(744)	(770)
Amortization of (gain) loss	979	229
Net expense with post-employment benefits	14,156	9,257

The status of the fund for post-employment health benefits is as follows:

	Consolidated
	2006	2005
Projected benefit liabilities	(236,625)	(139,400)
Fund status	(236,625)	(139,400)
Unrecorded gains and losses, net	36,615	30,960
Past service costs	(9,540)	(11,247)
Liabilities for post-employment health benefits recorded in the balance sheet	(209,550)	(119,687)

The changes in plan assets and actuarial liabilities were as follows:

	Consolidated
	2006	2005
Change of projected benefit liabilities
Projected benefit liabilities at the beginning of the year	139,400	130,559
Acquisitions	101,260	—
Cost of service	4,332	3,394
Interest cost	9,589	6,404
Contributions of participants	2,215	2,160
Actuarial loss	513	19,671
Benefits and administrative expenses paid	(8,586)	(5,215)
Foreign exchange effect	(12,098)	(12,642)
Initial liability recognition adjustment	—	(4,931)
Projected benefit liabilities at the end of the year	236,625	139,400

	Consolidated
	2006	2005
Change in plan assets
Plan assets at the beginning of the year	—	—
Contributions from sponsors	6,371	3,055
Contributions from participants	2,215	2,160
Benefits and administrative expenses paid	(8,586)	(5,215)
Plan assets at the end of the year	—	—

The assumptions adopted in the accounting for post-employment health benefits were as follows:

North America
Plan
Average discount rate	5.00% - 5.75%
Health treatment - rate for next year	8.50% - 11.00%
Health treatment - rate for cost reductions to be obtained from 2010 to 2013	5.50%

NOTE 23 - ENVIRONMENT

The steel industry uses and generates substances that may damage the environment. The Company’s management prepared a survey with the objective of identifying the areas of greater potential for impact and as a result, based on the best cost estimates, recorded under the heading “Other long-term accounts payable”, amounts for the investigation, treatment, and cleaning of the locations with potential for impacts, totaling R$ 76,724 at December 31, 2006, divided as follows: R$ 29,194 for the Brazilian subsidiaries and R$ 47,530 for the North American subsidiaries (R$ 38,406 in 2005). The Company used premises and estimates for determining the amounts involved which may vary in the future depending on the final investigations and determination of the actual environmental impact.

The Company and its subsidiaries consider themselves to be in compliance with all the applicable environmental norms in the countries where they operate.

NOTE 24 - SHAREHOLDERS’ EQUITY

a)                                      Capital Stock - The Board of Directors may, regardless of changes to the by-laws, issue new shares (authorized capital), including the capitalization of profits and reserves up to the authorized limit of 400,000,000 common shares and 800,000,000 preferred shares, all of them with no par value. In the event of capital increase by subscription of new shares, the right of preference shall be exercised before the expiring deadline of 30 days, except in the case of a public offer, when the expiring deadline shall not be less than 10 days.

Based on a meeting of the Board of Directors and a notice published on March 31, 2006, Gerdau S.A. increased capital from R$ 5,206,969 to R$ 7,810,453 through the capitalization of revenue reserves with the issue of new shares in the proportion of 1 bonus share for each group of 2 shares owned on April 12, 2006, date of the reserve capitalization, for both common and preferred shares.

On December 31 2006, 231,607,008 common shares (154,404,672 on December 31, 2005) and 435,986,041 preferred shares (290,657,361 on December 31, 2005) are subscribed and paid up, totaling a paid up capital of R$ 7,810,453 (R$ 5,206,969 on December 31, 2005), held as follows:

	Shareholders
	2006						2005
Shareholders	Common	%	Pref.	%	Total	%	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A and subsidiary	175,393,446	75.7	123,739,519	28.4	299,132,965	44.8	116,928,964	75.7	82,493,013	28.4	199,421,977	44.8
Brazilian institutional investors	9,499,368	4.1	55,520,951	12.7	65,020,319	9.7	2,807,368	1.8	39,697,025	13.7	42,504,393	9.6
Foreign institutional investors	12,644,223	5.5	161,183,787	37.0	173,828,010	26.0	9,566,776	6.2	99,278,374	34.1	108,845,150	24.4
Other shareholders	34,069,971	14.7	90,438,440	20.7	124,508,411	18.7	25,101,564	16.3	66,143,254	22.8	91,244,818	20.5
Treasury shares	—	0.0	5,103,344	1.2	5,103,344	0.8	—	0.0	3,045,695	1.0	3,045,695	0.7
	231,607,008	100.0	435,986,041	100.0	667,593,049	100.0	154,404,672	100.0	290,657,361	100.0	445,062,033	100.0

Preferred shares do not have voting rights and cannot be redeemed, but have the same rights as common shares in terms of profit sharing.

b)                                      Legal reserve - under Brazilian legislation, the Company must transfer 5% of the annual net income to legal reserve until this reserve is equivalent to 20% of the paid up capital. The legal reserve may be used to increase capital or to absorb losses, but cannot be used for payment of dividend.

c)                                      Statutory reserve - The Board of Directors may propose to the shareholders the transfer of at least 5% of the net income of each year to a statutory reserve (Reserve for Investments and Working Capital). The reserve will be created only after considering the minimum dividend requirements and its balance may not exceed the amount of paid in-capital. The reserve can be used to absorb losses, if necessary, and for capitalization, payment of dividends or repurchase of shares.

d)                                      Treasury shares - changes in the treasury shares are as follows:

	2006		2005
	Preferred shares	R$	Preferred shares	R$
Opening balance	3,045,695	60,254	1,573,200	44,139
Bonus	1,522,849	—	786,600	—
Repurchases	2,358,700	73,581	740,200	17,131
Exercise of purchase options (Note 26)	(1,823,900)	(24,226)	(54,305)	(1,016)
Closing balance	5,103,344	109,609	3,045,695	60,254

Of the total treasury shares, 1,634,344 shares relate to the share repurchase program authorized on November 17, 2003, 1,110,300 to the program authorized on May 30, 2005, and 2,358,700 to the program authorized on May 25, 2006. The average cost of these shares is R$ 21.48, the lowest purchase price being R$ 14.36 and the highest R$ 33.51. These shares will be held in treasury for subsequent cancellation or to meet the Company’s “Long-term Incentive Program”. During 2006, 2,358,700 shares were purchased at an average cost of R$ 31.19 and 1,823,900 shares were used with gains of R$ 189 recorded as capital reserve and losses of R$ 14,245 recorded as reserve for investments and working capital.

e)                                      Dividends and interest on own capital - the shareholders have the right to receive, each year, a minimum mandatory dividend of 30% of the adjusted net income. The Company calculated interest on capital for the year in accordance with the terms established by Law 9249/95. The corresponding amount was recorded as financial expenses for tax purposes. For presentation purposes, this amount was recorded as dividends, not affecting net income. The related tax benefit through the reduction of the income tax and social contributions on net income was R$ 146,646 in the year.

The interest on capital and dividends credited in 2006 amounted to R$ 895,059, shown as follows:

	2006	2005
Net income for the year	2,880,922	2,781,340
Transfer to legal reserve	(144,046)	(139,167)
Adjusted net income	2,736,876	2,642,173

	Payments during the year
Period	Nature	R$/share	Credit	Payment	2006	2005
1st quarter	Interest	0.30	15/05/2006	25/05/2006	199,448	—
	Dividend	—	—	—	—	199,217
2nd quarter	Dividend	0.35	14/08/2006	24/08/2006	231,865	212,142
3rd quarter	Interest	0.35	11/21/2006	11/30/2006	231,865	—
	Dividend	—	—	—	—	198,907
4th quarter	Dividend	0.35	21/02/2007	6/3/2007	231,881	186,137
Interest on own capital and dividends					895,059	796,403
% interest/dividends paid or credited					33%	30%
Amount per share (R$)					1.35	1.80
Shares in circulation					662,490	442,016

The remaining income for the year was transferred to the statutory reserve for investments and working capital in accordance with the by-laws.

NOTE 25 - PROFIT SHARING

a)                                      The management profit sharing is limited to 10% of net income for the year, after income tax and management fees, as stated in the Company’s by-laws;  and

b)                                      The employees’ profit sharing is linked to the attainment of operating goals and was charged to cost of production and general and administrative expenses, as applicable.

NOTE 26 - LONG-TERM INCENTIVE PLANS

I)             Gerdau S.A.

The Extraordinary General Meeting of shareholders held on April 30, 2003 decided, based on a previously agreed plan and within the limit of the authorized capital, to grant options for the purchase of preferred shares to management, employees or persons who render services to the Company or its subsidiaries, and approved the formation of the Long-Term Incentive Program that represents a new form of compensation of the strategic executives of the Company. The options should be exercised in a maximum of five years after the grace period.

a)            Summary of changes in the plan:

	Exercise	Grace	Opening balance at	Share				Closing balance at December 31,
Year of grant	price - R$	period	December 31, 2005	bonus	Issued	Cancelled	Exercised	2006

2003	5.31	3 years	1,169,124	596,633	—	(34)	(1,765,723)	—
2003	5.31	5 years	815,472	415,008	—	(24)	(20,890)	1,209,566
2004	13.56	3 years	7,289	3,640	—	—	—	10,929
2004	13.56	5 years	482,263	243,196	—	(4,394)	(14,090)	706,975
2005	21.16	3 years	310,885	155,432	—	(6,770)	(7,624)	451,923
2005	21.16	5 years	424,404	213,769	—	(3,707)	(13,774)	620,692
2006	25.72	5 years	—	—	969,468	(4,720)	(1,799)	962,949
			3,209,437	1,627,678	969,468	(19,649)	(1,823,900)	3,963,034

As mentioned in Note 24, on December 31, 2006 the Company had a total of 5,103,344 preferred shares in treasury.  These shares may be used for this plan.

b)             Plan status at December 31, 2006:

	Grant
	2003	2004	2005	2006	Average
Total share options granted	1,209,566	717,904	1,072,615	962,949
Exercise price - R$ (adjusted by bonus)	5.31	13.56	21.16	25.72	16.05
Fair value of options on the date of the grant - R$ per option (*)	2.48	5.77	5.63	8.66	5.43
Average term of option to be exercised on the date of grant	3.8	4.9	3.9	4.9	4.29

(*) Calculated using the Black-Scholes model.

The percentage of dilution of interest that the current shareholders may experience if all options are exercised is approximately 0.6%.

II)            Gerdau Ameristeel Corporation - (“Gerdau Ameristeel”)

Gerdau Ameristeel Corporation and its subsidiaries have long-term incentive plans that were established to award employees with bonuses based on attaining goals related to the return of capital invested. The bonuses will be granted at the end of the year in cash and/or options. The payment of the cash portion option will be made in the form of shares (phantom stock). The number of shares will be determined by the market price of the common share on the date of grant, based on the average negotiation price on the New York Stock Exchange. The shares will be paid in April each year at the ratio of 25% in a period of 4 years. The number of options granted to the participants is determined by dividing the portion of the bonus not paid in cash by the market value of the common share on the date of grant and indexed by a factor determined by the option value on the same date (the option value is determined by the Human Resources Committee of the Top Administration and is based on the Black Scholes model or other method). The options may be exercised at the rate of 25% p.a. during 4 years from the date of grant and prescribe after 10 years.

The maximum number of options that will be granted based on this plan is 6,000,000. A premium of approximately US$ 14 million (equivalent to R$ 29,932 on December 31, 2006) was calculated for the year ended December 31, 2004 and was granted in shares (phantom shares) on March 1, 2005. A premium of approximately US$ 3 million (equivalent to R$ 6,414 at December 31, 2006) was granted to the employees in 2005 and is payable 50% in options and 50% in shares (phantom stock). Under this plan, 202,478 options were issued on March 20, 2006. A premium of approximately US$ 7 million (equivalent to R$ 14,966 on December 31, 2006) was granted to the employees in 2006 and is payable 50% in options and 50% in shares (phantom stock). These premiums are being provided according to the payment date established by the plan.

The subsidiary Gerdau Ameristeel has made a commitment to deposit a total of 1,749,526 of its common shares over the next 10 years, plus the respective future dividends, for the account of its President in a trust fund designed specifically for this purpose. Gerdau S.A. has also made a commitment to deposit 240,907 of its own preferred shares into this same fund.

Gerdau Ameristeel and its predecessors have had various long-term incentive plans. All of the options related to these plans may be fully exercised. On December 31, 2006 there were 1,080,621 SARs and 211,500 options still in effect under these incentive plans. Subsequent grants relating to these plans have not been made.

During the year ended December 31, 2006, US$ 400 thousand (equivalent to R$ 855 on December 31, 2006) were recorded relating to the costs with long-term incentive plans for the options granted during 2006. The costs with long-term incentive plans not yet recorded relating to grants still in the grace period at December 31, 2006 are approximately US$ 500 thousand (equivalent to R$ 1,069 at December 31, 2006) and the average period for recognition of these costs is 3 years.

A summary of the Gerdau Ameristeel stock option plans is as follows:

	2006			2005
		Average exercise			Average exercise
	Number of shares	price		Number of shares	price
		US$	R$		US$	R$
Available at the beginning of the year	2,264,576	6.42	13.73	2,833,288	5.94	13.90
Options granted	202,478	9.50	20.31	—	—	—
Options exercised	(664,203)	1.85	3.96	(443,371)	1.86	4.35
Options cancelled	(2,840)	1.80	3.85	(26,341)	1.85	4.33
Oprtions expired	(381,500)	17.70	37.84	(99,000)	19.00	44.47
Available at the end of the year	1,418,511	5.37	11.48	2,264,576	6.42	15.03

Exercisable shares	1,216,033			2,128,241

The table below summarizes the information on the purchase options of Gerdau Ameristeel shares available at December 31, 2006:

					Exercisable
					number at
		Average grace	Average exercise		December 31,
Exercise price	Number available	period	price		2006
			US$	R$
US$ 1.32 to US$ 1.43 (R$ 2.82 to R$ 3.06)	276,943	3.50	1.39	2.97	276,943
US$ 1.80 to US$ 1.91 (R$ 3.85 to R$ 4.08)	452,357	4.30	1.84	3.93	452,357
US$ 2.11 to US$ 2.96 (R$ 4.51 to R$ 6.33)	275,233	2.60	2.66	5.69	275,233
US$ 9.50 (R$ 20.31)	202,478	9.20	9.50	20.31	—
US$ 15.94 to US$ 19.73 (R$ 34.08 to R$ 42.18)	205,500	0.80	17.62	37.67	205,500
US$ 20.17 to US$ 27.46 (R$ 43.12 to R$ 58.71)	6,000	0.10	20.72	44.30	6,000
	1,418,511				1,216,033

The effect on net income for the year and shareholders’ equity would have been as follows had the expenses for the option plans of Gerdau S.A. and Gerdau Ameristeel Corporation been recorded:

	Company		Consolidated
		Shareholder’s		Shareholder’s
	Net income	equity	Net income	equity
Balances according to Financial Statements (*)	2,880,922	9,964,638	3,492,289	9,964,638
Expense (**)	(4,002)	(9,781)	(4,002)	(15,042)
Proforma balances	2,876,920	9,954,857	3,488,287	9,949,596

(*) Net income includes minority interest.

(**) Applying the fair value method (Black Scholes model).

NOTE 27 - NON-OPERATING RESULT

Non-operating expense refers mainly to the shutdown of the melt shop at the wire rod industrial unit in Perth Amboy, New Jersey (R$ 91,141 - consolidated). At December 31, 2005, the non-operating income referred mainly to the gain on the change in percentage ownership of R$ 305,839 (company and consolidated), resulting from the merger of Gerdau Participações S.A. by the subsidiary Gerdau Açominas S.A.

NOTE 28 - INFORMATION BY GEOGRAPHICAL AREA AND BUSINESS SEGMENT

	Geographic Area
	Brazil		South America (*)		North America		Europe	Consolidated
	2006	2005	2006	2005	2006	2005	2006	2006	2005
Net sales revenues	9,649,731	10,150,722	2,326,838	1,203,354	10,734,457	10,058,267	805,734	23,516,760	21,412,343
Cost of sales	(5,874,966)	(6,211,632)	(1,740,762)	(831,440)	(8,775,301)	(8,476,789)	(629,796)	(17,020,825)	(15,519,861)
Gross profit	3,774,765	3,939,090	586,076	371,914	1,959,156	1,581,478	175,938	6,495,935	5,892,482
Selling expenses	(431,640)	(447,342)	(65,938)	(33,395)	(9,419)	(33,706)	(9,930)	(516,927)	(514,443)
General and administrative expenses	(938,854)	(749,789)	(128,695)	(79,902)	(519,346)	(310,573)	(54,527)	(1,641,422)	(1,140,264)
Financial income (expenses), net	434,251	117,801	3,956	(22,836)	(104,310)	(124,881)	(12,162)	321,735	(29,916)
Operating profit	2,601,212	2,763,131	380,460	222,198	1,311,197	1,056,166	101,676	4,394,545	4,041,495
Net income (**)	2,277,604	2,393,785	289,544	166,337	810,655	685,118	114,486	3,492,289	3,245,240

(*)	Does not include Brazilian operations.
(**)	Net income for the year before minority interest.

The segments shown below correspond to the business units through which the Gerdau Executive Committee manages its operations: Aços Longos Brasil (Gerdau Aços Longos S.A.), Açominas (Gerdau Açominas S.A. - corresponding to the operations of the steel mill located in Ouro Branco, Minas Gerais), Aços Especiais (Gerdau Aços Especiais S.A. and subsidiaries), South America (excluding Brazilian operations), and North America (Gerdau Ameristeel):

	Business Segments
	Longos Brasil		Açominas Ouro Branco		Aços Especiais		South America (*)		North America		Consolidated
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Net sales revenues	4,963,971	6,399,611	3,068,872	2,681,077	2,422,622	1,070,034	2,326,838	1,203,354	10,734,457	10,058,267	23,516,760	21,412,343
Identifiable assets(**)	4,199,257	3,956,716	4,526,880	3,735,219	2,093,518	538,456	2,010,307	1,349,088	5,503,734	5,192,457	18,333,696	14,771,936

(*)	Does not include Brazilian operations.
(**)	Identifiable assets: Accounts receivable, inventories and fixed assets.

NOTE 29 - INSURANCE

The subsidiaries have insurance contracts with cover determined by the advice of specialists, taking into consideration the nature and level of risk in amounts considered to be sufficient to cover possible significant losses on its assets and/or responsibilities. The main insurance coverage is as follows:

	Scope	2006	2005
Assets	The inventories and fixed assets are insured against fire, electrical damage, explosion, machine breakage and overflow (leakage of material in fusion state).	16,239,399	14,614,604

Loss of profits	Net income plus fixed expenses	4,700,915	4,157,339

Civil liability	Industrial operations	10,690,000	10,690,000
		31,630,314	29,461,943